ANNUAL INFORMATION FORM
OF

FRONTEER DEVELOPMENT GROUP INC.

The Science of Discovery

Suite 1650, 1055 West Hastings Street
Vancouver, B.C.
Canada
V6E 2E9
1 (604) 632-4677

For the fiscal year ended December 31, 2007

Dated March 27, 2008

PRELIMINARY NOTES

          Throughout this Annual Information Form (“AIF”), Fronteer Development Group Inc. is referred to as the “Fronteer” or the “Corporation”. All information contained herein is as at December 31, 2007, unless otherwise stated.

CURRENCY AND EXCHANGE RATES

          All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This AIF contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation and its properties, the future price of uranium, iron oxide, copper, gold or other metal prices, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of uranium, iron oxide, copper, gold and other metal prices; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and the factors discussed in the section entitled “Risk Factors” in this AIF. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this AIF and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources

          This AIF uses the terms “Measured,” “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE OF THE CORPORATION

Name and Incorporation

          Fronteer Development Group Inc. (“Fronteer” or the “Corporation”) was incorporated under the name 1334970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999. On February 2, 1999, the Corporation filed Articles of Amendment to change its name to Fronteer Development Group Inc.

The registered office of the Corporation is located at 40 King Street West, 2100 Scotia Plaza, Toronto, ON M5H 3C2, and the head office of the Corporation is located at 1650 – 1055 West Hastings Street, Vancouver BC V6E 2E9.

Intercorporate Relationships

          The following sets forth the names of the subsidiaries and investments under significant influence of the Corporation at December 31, 2007, percentage of ownership of each such company by the Corporation (directly or indirectly) and the respective jurisdictions of incorporation of each such company:

Fronteer Development Group Inc .
(Ontario)
100%
Fronteer de Mexico S.A..de C.V..
(Mexico)
100%
Fronteer Holdings Inc .
(Cayman Islands)
42.3%
Aurora Energy Resources Inc..
(Newfoundland and Labrador)
100%
NewWest Gold Corporation
(British Columbia)
100%
Fronteer Investment Inc .
(Cayman Islands)
100%
Fronteer Eurasia Madencilik Limited Sirketi
(Turkey)
40%
Dogu Truva Madencilik Sanayi Ticaret Limited Sirketi
(Turkey)
40%
Kuzey Truva Madencilik Sanayi Ticaret Limited Sirketi
(Turkey)
100%
100%
Agola Madencilik Limited Sirketi
(Turkey)
NewWest Gold USA Inc .
(Delaware)
100%
NWG Royalty LLC
(Delaware)
40%
Truva Bakir Maden Isletmeleri A .S.
(Turkey)
100%
Nevada Western Gold LLC
(Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

          In February 2005, the Corporation completed a private placement financing, pursuant to which it issued 7,270,000 units at a price of $1.75 per unit to raise aggregate gross proceeds of approximately $12,700,000. Each unit consisted of one common share (“Common Share”) of the Corporation and one-half common share purchase warrant. Each whole warrant entitled the holder thereof to acquire one additional common share at a price of $2.75 until February 17, 2007.

          In May 2005, the Corporation completed a private placement financing pursuant to which it issued 1,500,000 “flow-through” Common Shares at a price of $2.75 per share to raise aggregate gross proceeds of $4,125,000.

          In June 2005, the Corporation and Altius Minerals Corporation (“Altius”), agreed to restructure their investment in the uranium assets, known as the CMB Uranium Property, which assets were the subject of their previously established joint venture. Each of the Corporation and Altius transferred their respective 50% interest in these assets to a new corporation named Aurora Energy Resources Inc. (“Aurora”). Aurora was initially owned as to 52% by the Corporation and as to 48% by Altius, while Altius retained an interest in the property through a 2% net smelter royalty on precious and base metals and a 2% net sales royalty from uranium produced from properties which were subject to the joint venture. In June and August 2005, the Corporation subscribed for an additional 4,444,440 Class B common shares of Aurora, thereby increasing its ownership percentage to 56.8% .

          Also in June 2005, the Corporation listed its Common Shares on the American Stock Exchange (“AMEX”) under the symbol “FRG”.

          In January 2006, the Corporation announced an agreement between the Corporation and Rimfire Minerals Inc. (“Rimfire”) (together the “Buyers”) and Newmont Exploration of Canada Limited and NMVI Mining Inc. whereby the Buyers can acquire a 100% interest in 700 mineral claims and a geological data set in the Yukon, Canada, known as the Wernecke Breccias in consideration of incurring aggregate exploration expenditures thereon in the amount of $2,000,000. To date, these requirements have been fully satisfied and the Corporation presently owns 80% and Rimfire owns 20% of the claims and data as a result (subject to a 2% net smelter royalty and a 7% - 15% net profits royalty, retained by the vendors and previous owners of the property over a specified area of interest).

          On March 22, 2006, Aurora completed an initial public offering. The Corporation began to account for its investment in Aurora using the equity method as its ownership dropped below 50%.

          In April 2006, the Corporation received notification from TCAM of an early earn-back election to earn-back to a 60% interest in each of the Agi Dagi and Kirazli Properties. During 2007, TCAM completed its earn-back requirements on each of Agi Dagi and Kirazli, earning a 60% interest in each property.

          On June 1, 2006, the Corporation completed a "bought deal" short form prospectus offering (the “Short Form Offering”), pursuant to which the Corporation issued 6,000,000 Common Shares at a price of

$6.40 per share to raise aggregate gross proceeds of $38,400,000.

          On October 5, 2006, the Corporation purchased an additional 956,938 common shares of Aurora at a price of $10.45 per share on a private placement basis. This private placement financing occurred concurrently with the closing of a $30 million bought deal financing by Aurora. Upon conclusion of the private placement and bought deal financing, the Corporation’s interest in Aurora was reduced to 47.8% .

          On November 30, 2006, the Corporation received notification from TCAM of an early earn-back election to earn-back to a 60% interest in each of the Halilaga, Pirentepe, Dedi Dagi and TV Tower projects, each of which TCAM and the Corporation had designated as a separate project within the Biga regional area. Further in 2007, TCAM completed its earn-back on Halilaga and owns 60% of Halilaga at December 31, 2007. TCAM has agreed to solely fund US$3 million in exploration at the Halilaga property during 2008 and in turn, TCAM has been granted an extension to December 31, 2008 on an election whether to earn an additional 10% interest in the Halilaga property. TCAM continues to work on completing its earn-back requirements on the Pirentepe, Dedi Dagi and TV Tower projects.

          On December 1, 2006, the Corporation completed the acquisition of 5,310,000 units (each a “2006 Unit”) of Latin American Minerals Inc. (“LA”), a public Corporation listed on the TSX Venture Exchange. This strategic investment gave the Corporation exposure to a pipeline of advanced stage projects in Argentina. Each 2006 Unit was purchased for $0.25 and was comprised of one common share in the capital of LA (a "LA Share") and one half of one common share purchase warrant (each whole such share purchase warrant a "LA Warrant"). Each LA Warrant entitled the Corporation to acquire one additional LA Share at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. These warrants expired unexercised.

          In April, 2007, the Corporation acquired a further 900,000 LA Shares direct from one of the LA shareholders at a price of $0.45 per share. In June 2007, Fronteer acquired a further 2,000,000 units ("2007 Units") of LA at a price of C$1.00 per Unit as part of a larger private placement of 12,000,000 2007 Units by LA. Each 2007 Unit is comprised of one common share in the capital of LA and one-half of a common share purchase warrant. Each whole warrant entitles Fronteer to acquire one additional LA common share at a price of C$1.25 for a period of 12 months from closing of the Offering. This investment was sold in March 2008 for $0.65 per share. Accordingly, as of March 27, 2008, the Corporation owns only 1,000,000 common share purchase warrants of LA, which if exercised, would result in Fronteer owning an additional 1,000,000 common shares of LA.

          On March 15, 2007, the Corporation announced it had closed a short form prospectus offering selling 4.1 million Common Shares at a price of $14.75 per share to raising gross proceeds of C$60,475,000. The over-allotment option granted by the Corporation in connection with this offering was subsequently partially exercised on April 5, 2007, pursuant to which the Corporation issued an additional 398,000 Common Shares at a price of $14.75 per share to raise additional aggregate gross proceeds of $5,870,500.

          On September 24, 2007, Fronteer announced that it had closed its acquisition of 100% of the common shares of NewWest Gold Corporation (“NewWest”). As part of the acquisition agreement, the Corporation exchanged 0.26 of a common share of Fronteer for each NewWest share acquired. As a result of this acquisition, Fronteer presently holds, 100% of the common shares of NewWest. For further details of this acquisition, please also refer to the press releases of the Corporation dated June 28, 2007, July 27, 2007, August 8, 2007, September 13, 2007, September 19, 2007 and September 24, 2007, as well as the Business Acquisition Report of the Corporation dated November 7, 2007, each of which are incorporated herein by reference and are available on SEDAR at www.sedar.com.

          On and as of June 30, 2005, a U.S. Delaware corporation, WSMC Gold Corp. (“WSMC”), a wholly-owned subsidiary of Western States Minerals Corporation (“Western States Minerals”), consolidated the rights to possess, explore, develop and mine the precious metals mineral interests (collectively, the “Mineral Interests”) of Western States Minerals, Zaca Resources Corp. (“Zaca”) and 26 Ranch Inc. (“Ranch” and together with Western States Minerals and Zaca, the “Safra Companies”). In addition, Western States Royalty Corporation (“Western States Royalty”), an affiliate of WSMC, acquired a portfolio of royalties (the “Mineral Royalties”) on the properties of NewWest, subject to the right of Zaca (to retain a 3% royalty on one of those properties as a lessor (the “Zaca Royalty”).

          As part of various transactions completed prior to or as of July 5, 2006 (the “Pre-IPO NewWest Restructuring”), such Mineral Interests and Mineral Royalties (including the Zaca Royalty) were sold or contributed to four new Delaware limited liability corporations as follows: NWG Royalty LLC, NewWest Gold LLC, Nevada Western Gold LLC and Zaca Mining LLC (collectively, the “LLCs”). The LLCs were in turn sold to a Barbados company, NWG Investments Inc. (“NWG”) that is, indirectly, wholly-owned by Mr. Jakob Safra. Following these transactions, pursuant to a contribution agreement amongst NewWest Gold Corp. and NWG (the “LLC Purchase Agreement”), and therefore indirectly Mr. Jakob Safra, acquired all of the issued and outstanding shares of NewWest in exchange for the acquisition by NewWest of a 100% interest in each of the LLCs. Under a further contribution agreement (the “LLC Sale Agreement”), NewWest acquired all of the issued and outstanding shares of a newly formed Delaware corporation, NewWest Gold USA Inc. (“NewWest USA”), in exchange for the acquisition by NewWest USA of 100% of NewWest’s interests in the LLCs. In October 2006, NewWest Gold LLC and Zaca Mining LLC were merged into NewWest USA. After giving effect to these transactions, NewWest currently holds all Mineral Interests through NewWest USA and Nevada Western Gold LLC, and holds all Mineral Royalties (including the Zaca Royalty) through NWG Royalty LLC. See also “Interest of Management and Others in Material Transactions”. On August 29, 2006, NewWest completed an initial public offering after which Mr. Safra’s indirect interest in NewWest was reduced to approximately 86%. Upon completion of the acquisition of all of the issued and outstanding shares of NewWest by the Corporation as discussed above, Mr. Safra, primarily through NWG, currently owns approximately 15.6% of all of the issued and outstanding Common Shares of Corporation as of the date of this AIF.

          On February 6, 2008, Fronteer announced that it had signed a Letter of Intent with Newmont Mining Corporation (“Newmont”) outlining terms with respect to a new arrangement on an existing joint venture agreement on the Northumberland Project and a new joint venture on the Corporation’s Sandman Project. As park of this agreement, Fronteer regains an undivided 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in Nevada. Under the terms of the agreement, Newmont may earn an initial 51% interest in the Sandman Project within 36 months by:

1.	Spending a minimum US$14 million on exploration;

2.	Making a production decision supported by a bankable feasibility study;

3.	Reporting reserves;

4.	Making a commitment to fund and construct a mine;

5.	Advancing the necessary permits; and

6.	Contributing an adjacent mineral interest to the joint venture.

          Newmont may earn an additional 9% interest in the Sandman Project by spending a further US$9 million on development. Fronteer retains a 2% net smelter return royalty on production of the first 310,000 ounces at the Sandman Project. Fronteer can also elect to have Newmont arrange financing for its 40% share of development costs.

          For further details, please refer to the material change report of the Corporation dated February 6, 2008, available on SEDAR at www.sedar.com and incorporated herein by reference.

DESCRIPTION OF THE BUSINESS

          The Corporation is principally engaged in the acquisition and exploration of mineral properties or interests in corporations controlling mineral properties of interest to the Corporation. The Corporation began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, concentrating in the Province of Ontario. The Corporation currently has exploration properties in Biga region of western Turkey, the Yukon, Canada, Nevada and California, USA and in Newfoundland and Labrador, Canada through its 42.3% interest in Aurora. For further details of the Corporations material mineral properties please see “Mineral Properties” below.

Employees

          As at March 27, 2008 the Corporation had 32 employees.

Competitive Conditions

          The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, the Corporation competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital.

          The ability of the Corporation to acquire additional properties depends on its available working capital, its ability to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of minerals mined or discovered by the Corporation. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See “Risk Factors”.

RISK FACTORS

          An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation’s business and the present stage of its development. In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors.

Exploration, Development and Operating Risks

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation’s operations.

          Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.

Reliability of Resource Estimates

          There is no certainty that any of the Mineral Resources identified on any of the Corporation’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

          Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation’s results of operations and financial condition.

No History of Mineral Production

          The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy

          Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Corporation in Aurora, which is engaged primarily in uranium exploration, may be materially adversely affected.

Insurance and Uninsured Risks

          The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.

          Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining Corporation’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

          All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

Land Title

          Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation’s operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Costs of Land Reclamation

          It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Corporation.

Permits

          The Corporation cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits, could increase the Corporation’s costs and delay its activities, and could adversely affect the operations of the Corporation.

          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Corporation or Aurora. To the extent such approvals are required and not obtained, the Corporation or Aurora may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three year moratorium on uranium mining and milling. It is anticipated that the bill will be considered again on second reading by the Assembly sometime after April 1, 2008. Aurora continues to assess the impact this legislation would have on its exploration and development schedule. However, any amendments to such bill or subsequent suspensions could have a material adverse effect on Aurora and its operations.

Competition

          The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected.

Hedging

          The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital

          The development and exploration of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.

Fluctuations in Metal Prices

          There can be no assurance that metal prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Corporation’s properties or Aurora to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation or Aurora could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.

          In addition to adversely affecting any reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Exchange Rate Fluctuations

          Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation’s profitability, results of operations and financial condition.

Government Regulation

          The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Corporation are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

Dividend Policy

          No dividends on the Common Shares of the Corporation have been paid by the Corporation to date. Payment of any future dividends, if any, will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

          Sales of a large number of Common Shares of the Corporation in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Corporation to raise capital through future sales of such Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Corporation have an investment profit in such Common Shares that they may seek to liquidate.

Key Executives

          The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.

Passive Foreign Investment Company (“PFIC”)

          The Corporation is in the process of determining whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the 2007 and 2006 tax years. A final determination of the Corporation’s status has not yet been made. The Corporation may or may not be a PFIC in the future, depending on changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Corporation’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder’s own facts and circumstances.

Foreign Private Issuer Status

In order to maintain the Company’s current status as a “foreign private issuer,” as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

Investment Company Act Status

If over time the management of Aurora becomes independent from that of the Company and should the Company’s ownership interest in Aurora not decrease significantly during such time, the Company could become subject to regulation as an “investment company” under the United States Investment Company Act of 1940, as amended (“Investment Company Act”) in the future. If the Company becomes subject to regulation under the Investment Company Act and an exemption from such regulation is not available, the consequences to the Company and its operations could be material and adverse. In addition, the costs associated with the Company avoiding any such regulation under the Investment Company Act could be significant and result in a material change in the operations of the Company and in its relationship with Aurora.

Comprehensive Environmental Response, Compensation and Liability Act

          The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) in the United States imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. Since early 1999, the United States Forest service (“USFS”), has been conducting a CERCLA remediation action at the Corporation’s Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative (“IAMLWCI”) program. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels, a portion of which are on patented lands owned by one of the Safra Companies, and tailings on land at the Zaca Property, all of which pre-dated the Corporation’s acquisition of a leasehold interest in the Zaca Property. The cleanup efforts are being administered by the USFS. To date, the USFS has not sought contribution from the Corporation, WSMC or any of the Safra Companies for the cleanup. However, the Corporation cannot rule out the possibility that the Corporation, WSMC or any of the Safra Companies or any of their respective successors may be claimed to be liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. Any liability could adversely affect the Corporation’s financial condition and results of operations.

Political Stability and Government Regulation Risks

          Some of the operations of the Corporation are currently conducted in Turkey and, as such, the operations of the Corporation are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations that may result in changing environmental legislation.

          Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey may adversely affect the operations or profitability of the Corporation. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Corporation.

Enforcement of Civil Liabilities

          The Company is a corporation existing under the laws of Ontario, Canada. Some of the Company’s assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and its directors and officers under United States federal securities laws.

MINERAL PROPERTIES

          The Corporation holds an interest in eight (8) mineral properties which are considered to be material within the meaning of applicable securities laws: (i) the Agi Dagi Property, (ii) the Kirazli Property, (iii) the Halilaga Property, (iv) the Northumberland Property, (v) the Sandman Property, (vi) the Zaca Property, (vii) the Long Canyon Property, within the Eastern Great Basin (“EGB”) group of properties, and (viii) the CMB Uranium Property (in which the Corporation holds an indirect interest through its investment in Aurora).

Agi Dagi Property

          The Agi Dagi Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of Northwestern Turkey. It is situated on 5 kilometer long, NE trending topographic high and is accessible by a forestry road from the village of Sogultalan nestled at the base of the Agi Dagi project area.

          The property consists of 13,252.47 hectares of mineral tenure in 14 licenses.

          The Agi Dagi Property is a large high sulfidation, epithermal gold system with a supergene oxidized and gold mineralized cap rock of silica alteration that measures 4 kilometres by 1.5 kilometres in size. Mineralization is hosted in a northeast trending, flat lying sequence of Tertiary volcanic rocks within the Biga Gold Belt. Two main zones of mineralization have been identified on the property at Baba Dagi and Deli Dagi with encouraging results at Ayitepe and Fire Tower, four named target areas on the property.

        During the period 1996 to 1998, Cominco Madencilik Sanayi A.S. drilled 74 shallow vertical holes totaling 8,150 metres on the Agi Dagi Property. A historical oxide mineral resource of 11.3 million tonnes of 1.2 g/t gold in a block approximately 400 by 400 metres in dimensions was identified at Baba Dagi. The geometry of the significant mineralization outlined in the Baba Zone was interpreted as sub horizontal with some gold also occurring at depth within subvertical stock works of quartz, hematite, and other iron oxides. Preliminary metallurgical studies including bottle roll and column tests indicated gold recoveries greater than 93 percent.

          Between June 2004 and December 2005, Fronteer drilled 97 holes totaling 16,520 meters. Most of these holes were focused on expanding the newly discovered Deli Dagi Zone and testing both the Fire Tower and Ayitepe zones. The Deli Dagi Zone is presently interpreted as a shallowly northwest dipping tabular body with a set of steep northeast trending high grade feeder structures. Much of the drilling and geological mapping has concentrated on this anomalous zone.

          In 2006, Fronteer commenced an exploration program on the Agi Dagi Property which was assumed by TCAM in May 2006, upon its earn-back election. During 2006, a further 16,344 metres in 94 holes were drilled on the property along with 53 kilometres of I.P. surveying and selected magnetic surveying. The drilling continued to focus on infill and exploration holes around the current resource areas at Deli Dagi and Baba Dagi as well as, new exploration drilling at the Fire Tower, Ayitepe, Ihlamur Ridge, and Tavsun Tepe targets. Highlights from the 2006 drilling included several impressive intersections in the Deli Dagi resource area such as 2.27 g/t Au/52.5m from A-177, 3.96 g/t Au/111.3m in AD-212, and 1.40 g/t Au/60.2m in AD-230. The Deli Dagi zone still remains open for expansion to the south, southwest and west.

           In 2007, TCAM completed a further 14,284 m of drilling in 98 holes, collected 792 soil samples and 559 rock samples, produced an updated geological/structural/alteration map for the property, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work. The focus of the 2007 drilling campaign was largely around the known resources at Delidagi and Babadagi and exploration drilling in the Fire Tower, Ayitepe, Tavsan Tepe, and Ihlumar Ridge areas. Highlights include: 0.66 g/t Au/21.0 in AD-326 (Deli), 0.82 g/t Au/19.5m in AD-317 (Ayitepe) 0.68 g/t Au/50.0m in AD-340 (Fire Tower), and 0.61 g/t Au/29.60 in AD-339 (Ihlumar). TCAM completed their earn-back requirements with respect to this property by August 31 2007, by spending US$10 million within 2 years of their earn-back decision date and as a result TCAM has now earned a 60% interest in the project. Following a 90 day waiting period, TCAM informed Fronteer that they would decline the option to increase their interest to a total of 70%.

          In addition to ongoing field work, Fronteer completed a National Instrument 43-101 (“NI-43-101”) compliant resource estimate for Agi Dagi in July 2007. The resource for the Baba Zone includes 15.0 million tonnes averaging 0.8 g/t Au and 1.0 g/t Ag (400,000 ounces of gold and 464,000 ounces of silver) classified as indicated and 9.1 million tonnes averaging 0.8 g/t gold and 0.3 g/t Ag (235, 000 ounces of gold and 86,000 ounces of silver) classified as inferred at a 0.5 g/t Au cut-off. The Deli Zone includes 1.6 million tonnes averaging 1.8 g/t Au and 13.5 g/t Ag (94,000 ounces of gold and 696,000 ounces of silver) classified as measured, 18.3 million tonnes at 1.2 g/t Au and 10.2 g/t Ag (693,000 ounces of gold and 6,027,000 ounces of silver) classified as indicated, and an additional 10.2 million tonnes averaging 1.3 g/t gold and 15.5 g/t silver (418,000 ounces of gold and 5,068,000 ounces of silver) classed as inferred at a 0.5 g/t Au cut-off. The resources at the Baba and Deli Zones are open for expansion and the potential to find additional resources on the Agi Dagi Gold Property through continued drilling is considered excellent.

          Further details regarding the Agi Dagi Property are available in the technical report entitled “Technical Report on the Agi Dagi Gold Property, Canakkale, Turkey” dated August 1, 2007 prepared by I. Cunningham-Dunlop and C. Lee, available on SEDAR at www.sedar.com, and which is incorporated herein by reference.

          On June 18, 2007, the Company released updated NI-43-101 resource estimates for the Agi Dagi Property as follows:1

__________________________________

1 Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi Project in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.80	13.50	94,000	696,000	108,000
Indicated	18,300,000	1.20	10.20	693,000	6,027,000	814,000
Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,000

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	-	-	-	-	-	-
Indicated	15,000,000	0.80	1.00	400,000	464,000	409,000
Inferred	9,100,000	0.80	0.30	235,000	86,000	237,000

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

          Plans for the Agi Dagi Property for 2008 include ongoing environmental baseline studies. The budget for the 2008 program is US$430,000.

Kirazli Property

          The Kirazli Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. It is accessible by a 3 kilometres dirt road from the village of Kirazli which is in turn located 40 kilometres south of the regional capital of Çanakkale.

          The property consists of 1,540 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief.

          Geologically, Kirazli lies within the Eocene to Pliocene-age, calc-alkaline to alkaline Çanakkale volcanic field on the eastern margin of the postulated Kirazli caldera. The property is underlain by a sequence of andesitic to dacitic porphyritic coherent and clastic volcanic rocks whose primary textures are largely obscured by a blanket of intense silica and clay alteration. Gold mineralization on the property reflects a high-sulphidation epithermal system. Early-phase alteration resulted in an upper layer of dense silicification overlying argilitized, pyritic alteration. This is cut by a series of fluted phreatic breccias that provide conduits to silica-, sulphide-, gold- and silver-bearing fluids that pooled beneath the dense silicified and are haloed by advanced argillic alteration.

          The property was the subject of considerable exploration work by a previous operator from 1987 to 1992 which culminated in drilling 25 percussion holes (563.54m), 20 reverse circulation holes (3,373.46 m), and 24 diamond drill holes (3,274.50m) . A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes.

          From February to December 2005, Fronteer completed an exploration program that involved 7385.6 m of diamond drilling in 44 holes, 30 kilometres of line cutting, 30 line kilometres of induced polarization geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples. This program expanded the known high-grade zone, delineated a deeper high-grade feeder zone, identified and confirmed significant local silver mineralization, identified areas of drill-ready surface mineralization and improved on the understanding of the geology and of the geometry of mineralized zones.

           In 2006, Fronteer commenced an exploration program on the Kirazli Property which was assumed by TCAM in May 2006, upon its earn-back election. During 2006, a further 6,793 m in 38 holes were drilled along with selected rock sampling and magnetic surveying. The drilling continued to focus on infill and exploration holes around the Main resource area, as well as, new exploration drilling at the North Zone, SW Zone, and Catalkaya Tepe targets. Highlights from the 2006 drilling included several excellent intersections in the vicinity of the high grade surface outcrops in the SW Zone such as 2.86 g/t Au & 144.2 g/t Ag/21.0m in KD-48, 1.89 g/t Au/11.5m in KD-52, 1.40 g/t Au/115.5m in KD-54, and 11.02 g/t Au/15.2m in KD-57.

           In 2007, TCAM completed a further 8,291 metres of drilling in 45 holes, collected 916 soil samples and 450 rock samples, produced an updated geological/structural/alteration map for the property, completed 13 line kilometres of I.P. surveying, 80 line kilometres of magnetic surveying, and 70 m of trenching, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work. Highlights from this work included the identification of five new target areas on the property (Kale Porphyry, High Grade Rock Pile, Iri Zone, Feeder Zone, and Oxide Gap) and the return of encouraging intersections in drilling such as: 0.44 g/t Au/243.0 m in KD-71B, 1.43 g/t Au/86.0m in KD-90, and 810 g/t Ag/15.0m in KD-97. Surface sampling in the Rock Pile area also returned very strong results with a high of 1080 g/t Au/2.5 m in surface channel sampling. TCAM completed their earn-back requirements in respect of this property on June 26th, 2007 by spending US$5 million within 2 years of their earn-back decision date and as a result TCAM has now earned a 60% interest in the project. Following a 90 day waiting period, TCAM informed Fronteer that they would decline the option to increase their interest to a total of 70%.

          In addition to ongoing field work, Fronteer carried out a new NI-43-101 compliant resource estimate for Kirazli in July 2007. The new Kirazli mineral resource includes: 1.1 million tonnes at 1.4 g/t Au and 9.6 g/t Ag classified as measured (51,000 ounces of gold and 342,000 ounces of silver), 8.3 million tonnes at 1.1 g/ Au and 5.8 g Ag/t classified as indicated (297,000 ounces of gold and 1,549,000 ounces of silver), and 24.6 million tonnes at 1.2 g/t Au and 2.0 g/t Ag classified as inferred (976,000 ounces of gold and 1,558,000 ounces of silver) at a 0.5 g/t Au cut-off. The mineral resource area at Kirazli is open for expansion to the north and south and at depth.

          On June 18, 2007, the Company released an updated NI-43-101 resource estimate Kirazli Property as follows2:

KIRAZLI
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	Au Eq ozs
Measured	1,100,000	1.40	9.60	51,000	342,000	58,000
Indicated	8,300,000	1.10	5.80	297,000	1,549,000	328,000
Inferred	24,600,000	1.20	2.00	976,000	1,558,000	1,007,000

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect

__________________________________

2 Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Kirazli Project in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

gross metal content that has not been adjusted for metallurgical recoveries.

          Further details regarding the Kirazli Property are available in the technical report entitled “Technical Report on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” dated August 1, 2007 prepared by I. Cunningham-Dunlop and C. Lee, available on SEDAR at www.sedar.com, and which is incorporated herein by reference.

          Plans for the Kirazli Property for 2008 include 2500 metres of drilling in the Rock Pile and Kale Porphyry areas and ongoing environmental baseline work. The budget for the 2008 program is US$600,000.

Halilaga Property

          The Halilaga Property is located about 45 kilometres southeast of Çanakkale and 25 kilometres west-southwest of the town of Çan on the Biga Peninsula of Western Turkey. The key feature of the property is an 8 kilometres long arcuate magnetic high anomaly along which is located the Kestane porphyry Cu-Au discovery, and which also includes the 2 kilometres long coincident copper- and gold-in-soil anomalous Bakirlik Tepe prospect. A high sulphidation gold mineralised prospect also occurs at Halilaga North.

          The property consists of 7,199.957 hectares of mineral tenure in 19 tenements.

          Porphyry copper-gold mineralisation at the Kestane zone was confirmed in the discovery hole, HD—01 (0.50 grams per tonne gold and 0.53% copper over the entire length of 298.2 metres, including 1.03 grams per tonne gold and 1.03% copper over 105.4 metres) drilled in late 2006. Both intervals start from surface. HD-01 was collared in the central part of the Kestane mineralised zone in a stockwork veined porphyritic quartz monzonite. Within the Halilaga property, 4736.50 metes of drilling has been completed to date at Kestane, comprised of 14 diamond core holes totalling 4490.50 metres and two reverse circulation holes totalling 246.0 metres. Also within Halilaga, the Kunk Tepe high sulphidation epithermal prospect was targeted with 4 diamond drill holes totalling 1178.9 metres and one reverse circulation drill hole totalling 150.0 metres depth. A total of 6065.40 metres has been completed within the Halilaga Property to date.

          In addition to drilling a total of a total of 63.45 line kilometres of pole-dipole IP and ground magnetics survey was completed. The most significant anomaly is at the Kestane Zone porphyry and coincides with high chargeability and high magnetic anomalies. The IP chargeability profile across the Kestane zone shows a chargeability anomaly associated with the mineralised quartz porphyry with a depth profile in excess of 200 metres.

          Metallurgical testing at Kestane concluded that a final concentrate grade of 35-40% copper with 85-90% overall copper recovery is achievable with these ores using three stages of cleaning. Gold grades in the final concentrate should be about 25-30 g/t Au with overall gold recovery in the range of 65-70%.

          Kestane alteration and mineralisation consists of that typical to porphyry deposits. Mineralization occurs as chalcopyrite associated with pyrite and magnetite in quartz stockwork and as disseminations in the wallrock. There is an enriched supergene zone overlying the primary sulphide mineralization. There is a peripheral biotite+/-magnetite hornfels zone developed in the sedimentary rocks and the andesite, which is partially overprinted by a barren pyritic halo. Mineralized calcic skarn is also locally developed in the northeastern part of the Kestane zone.

          Bakirlik Tepe has not been drill tested to date and will be a focus of exploration drilling during 2008.

          In 2006, Fronteer commenced an exploration program on the Halilaga Property that resulted in the discovery of the Kestane zone. No exploration previous to this time is known to have been conducted on the Kestane porphyry discovery. Work on the Halilaga Property was assumed by TCAM in December 2006 upon its earn-back election. TCAM completed its earn-back requirements in 2007 and therefore, the Property is now owned 60% by TCAM and 40% by Fronteer. TCAM has agreed to solely fund US$3 million in exploration at the Halilaga Property during 2008 and in turn, TCAM has been granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the property. An additional 11,000 metres are planned to be drilled within the property which will include a grid drilling program at Kestane and exploration drilling at Bakirlik Tepe and other targets.

          Further details regarding the Halilaga Property are available in the technical report entitled “Technical report on the Pirentepe and Halilaga exploration properties, Çanakkale, Western Anatolia, Turkey” dated March 30, 2007 prepared by P. Grieve, available on SEDAR at www.sedar.com, and which is incorporated herein by reference.

Northumberland Property

          The Northumberland Property is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada. All known mineral deposits at Northumberland are located on fee lands (100% owned). The Northumberland Project is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Corporation. The fee lands include two blocks, the upper site (the “Upper Site”) and lower site (the “Lower Site”). The Upper Site is entirely surrounded by lands administered by the USFS and the Lower Site is surrounded by public lands administered by the United States Bureau of Land Management (the “BLM”). All resource and identified mineral deposits are located at the Upper Site. Some of the processing and other mining infrastructure from recent mining operations is located at the Lower Site.

          The holding costs for the properties at Northumberland, include a per claim maintenance fee of $125 payable annually to the Bureau of Land Management “(BLM”), plus related filing and recording fees, applicable to unpatented mining claims totalling approximately US$232,966 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of $20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of NSR from minerals produced from the claims. The Company purchased an additional unpatented mining claim at Northumberland from a private party, for a purchase price of US$50,000.

          From the west, the Northumberland Property is accessible from State Highway 376 by a well maintained dirt road through West Northumberland Canyon. This dirt road intersects Highway 376 at a point 18 miles south of State Highway 50 and 85 miles north of State Highway 6. From the east, the Northumberland Property is accessible from State Highway 82.

          The topography is moderately rugged with elevations ranging from approximately 7,700 feet to approximately 9,200 feet. The Corporation believes there is sufficient flat land near the area of mineral deposits to allow for the construction of needed mining infrastructure. There are no significant existing mining or processing facilities at the Northumberland Property that remain from historical mining activities.

          The climate is typical of central Nevada’s mid-latitude high desert environment, with warm dry summers and relatively cold windy winters. Average temperatures range from 74º F in July to 30º F in January. Precipitation is typically less than 12 inches per year, mostly from winter snowstorms and summer thunderstorms.

          A major electricity transmission line situated approximately 11 road miles from the center of the property is the nearest power line to the Northumberland Property.

          The Northumberland Property was an operating gold mine between 1939 and 1942 and between 1981 and 1990. Mineralization was first discovered at Northumberland in 1866. Relatively small amounts of silver were extracted by underground mining at that time. In 1936, significant low grade gold mineralization was discovered. The Northumberland Mining Company acquired the main mineral deposits in 1938 and produced gold by cyanide leaching of oxide ore from 1939 until 1942 when the federal government shut down gold mines as a result of World War II. Gold exploration was the major activity between 1942 and 1975 and included work conducted by Homestake Mining Corporation and Idaho Mining Corporation. Cyprus Mines Corporation (“Cyprus”) acquired the property in 1975 and began open pit mining and heap leaching operations in 1981 after successfully developing two distinct gold oxide deposits. Cyprus mined ore from the Upper Site and processed it by heap leaching at the Lower Site. Cyprus terminated operations in mid-1985 at which time Western States Minerals acquired the property. Western States Minerals mined additional material from the two Cyprus open-pits from 1987 until 1990, when mine production ceased. In the aggregate, the Northumberland Mining Company, Cyprus, and Western States Minerals mined approximately 7.4 million tons of mineralized material from several open pits and produced approximately 230,000 ounces of gold and approximately 485,000 ounces of silver.

          The Northumberland Property digital database includes information regarding an aggregate of over 1,500 drill holes totalling approximately 608,000 feet of drilling drilled from 1968 through 2007 by Homestake Mining Company, Idaho Mining Corporation, Cyprus, the Safra Companies and Newmont by air-track, conventional rotary, reverse circulation and diamond core methods.

          The Corporation has identified eight gold deposits at the Northumberland Property in an arcuate belt approximately 1.6 miles long in an east-west direction and 0.3 miles wide. The following is a brief discussion of three representative deposits.

          The Zanzibar deposit occurs in the Prospect-Mormon thrust horizon and is the largest deposit identified at Northumberland. The Zanzibar deposit is a tabular body of largely sulfide mineralization exposed in the highwall of the Chipmunk pit that continues southwest for 4,700 feet down the west-dipping limb of the Northumberland anticline to a drilled depth of 2,800 feet. The mineralized zone is up to 140 feet thick and is mainly hosted in silicified fault breccia. The deposit remains open to the west.

          The Chipmunk deposit is 2,000 feet long in an east-west direction and 700 feet wide. A high grade core zone occurs along the Chipmunk lineament where the deposit is locally up to 170 feet thick. The highest point of the Chipmunk deposit has been exposed in the bottom of the Chipmunk pit, with the eastern half of the deposit below the pit and the western half below the pit highwall, 750 feet below the surface. A significant portion of the deposit is oxidized.

        The Rockwell deposit occurs in the Hanson Creek fault horizon and is located west of and on the same horizon as the Chipmunk deposit. Drilling through 2005 indicates that it is at least 400 feet wide and with an undetermined strike length. Gold mineralization occurs throughout the Hanson Creek dolostone and extends well up into the Roberts Mountain Formation where gold grades are highest.

          In 2004, Newmont compiled all available geological, geochemical, geophysical, and drilling data, defined drilling targets, and drilled 26 RC holes for a total of 32,595 feet. All 2004 drilling was completed in and around the area of the currently known deposits. In 2005, Newmont drilled 20 RC holes totalling 22,200 feet. In 2006, Newmont drilled 48 holes totalling 53,691 feet. And in 2007, Newmont drilled 22 holes totalling 27,748 feet. Most of Newmont’s 2005, 2006, and 2007 drilling was completed in and around the existing resource area. Newmont’s drilling better defined deposit geometries, demonstrated consistency within the Zanzibar and other deposits, and added to the understanding of some district targets. The drilling also provided samples for metallurgical and waste characterization test work.

          Newmont incurred costs of US$1.9 million in 2004, US$1.4 million in 2005, US$3.0 million in 2006, and US$2.4 million in 2007 for a total of US$8.7 million in connection with the exploration of the Northumberland Property. It failed to meet all of its earn-in obligations in 2007. In February 2008, the Corporation and Newmont entered into a Letter of Intent on the Sandman Property (discussed below) which saw Newmont return Northumberland to the Corporation and give the Corporation a right to Newmont’s proprietary N2TEC processing technology, in exchange for credit of its expenditures on Northumberland against the right to earn a 60% interest in the Sandman Property.

          The independent Mine Development Associates (“MDA”) NI-43-101 report on the Northumberland Property recommends that the Corporation’s mineral resource estimate be updated before the initiation of pre-feasibility studies. The economic analysis should include evaluation of both underground and surface mining methods, as well as the application of current flotation and autoclaving technologies to the sulfide mineralization. Within the property boundary, there are a number of targets well beyond the deposit area that are defined by soil and/or rock gold anomalies that need further evaluation and drill testing.

          From 2004 through 2006, Nevada Western and the Corporation incurred costs of approximately $506,000 in connection with the exploration of the Northumberland Property. The Corporation will conduct limited scoping studies of development alternatives, and will continue exploration of its wholly-owned Northumberland Property.

          There are ongoing environmental liabilities at the Northumberland Property that are primarily related to prior mining activities. The most important of these environmental liabilities include the closure of heaps and process ponds and sites with hydrocarbon-impacted soils. The Corporation believes that all necessary permits are current at Northumberland and that the required reclamation bond is in place. Current reclamation bonding is in place, to cover the disturbances at the Upper and Lower Sites.

          The small area on which the Northumberland Property deposits are currently located is subject to a 1% net smelter return (“NSR”) royalty payable to a third party lessor. Other areas of the Northumberland Property are subject to NSR royalties ranging from 3% to 5.5% .

          The Northumberland Property has a NI-43-101 compliant resource estimate, which exists entirely on private land, as follows3:

		Measured Gold				Indicated Gold
Type	Cut off oz/ton	Tons	Grade oz/ton	Grade g/tonne	Au Ounces	Tons	Grade oz/ton	Grade g/tonne	Au Ounces
Oxide	0.01	8,951,000	0.034	1.166	302,000	6,793,000	0.033	1.131	221,000
Sulph.	0.04	3,903,000	0.094	3.223	368,000	9,441,000	0.097	3.326	912,000
Sulph	0.1	144,000	0.159	5.451	23,000	1,678,000	0.138	4.731	232,000
Total		12,998,000	0.053	1.817	693,000	17,912,000	0.076	2.606	1,365,000

		Inferred Gold				Inferred Silver Resources
Type	Cut off oz/ton	Tons	Grade oz/ton	Grade g/tonne	Au Ounces	Tons	Grade Ag oz/ton	Grade Ag g/tonne	Ag Ounces
Oxide	0.01	1,007,000	0.036	1.234	36,000	16,751,000	0.127	4.354	2,127,000
Sulph.	0.04	1,846,000	0.094	3.223	174,000	15,190,000	0.168	5.760	2,552,000
Sulph	0.1	1,528,000	0.124	4.251	189,000	3,350,000	0.129	4.423	432,000
Total		4,381,000	0.091	3.120	399,000	35,291,000	0.145	4.971	5,111,000

          Subsequent to the date of the technical report announcing the most recent resource, a two-phase drilling program for 2007 was completed at the Northumberland Property. Drill results were provided by Newmont. At a total cost of approximately US$2.4 million in 2007, the program drilled numerous underground targets within the Southwest Zanzibar target area and South Ridge dike area. In addition, early-stage targets were drilled outside of the resource area, on the eastern and western range front within the Northumberland Property area.

          The two-phase 2007 exploration drilling program included 22 RC and core holes for a total of 27,747 feet. Phase-one program tested for high-grade structural conduits to the Zanzibar and South Ridge deposits, and for shallow oxide mineralization in the Pad 4 deposit. Their phase-two program drilled early-stage district targets in the Orocopter, Barite Pit, and South Mormon Canyon areas.

          Newmont drilled 89 RC, core, and pre-collared core holes in 2005, 2006, and 2007 that were drilled after the resource estimation, mostly in the general area of the resources. These holes were drilled to explore for both sulfide and oxide mineralization, obtain metallurgical and geotechnical samples, and verify RC drill results. A resource estimate update is scheduled for 2008.

          Highlights of Newmont’s work that lead to 2007 results start with hole NN-5, drilled in 2004 and included in the Northumberland mineral resource estimation. This hole encountered two zones of mineralization, including 105 feet of 0.142 oz Au/ton within the Zanzibar deposit and 65 feet of 0.267 oz Au/ton immediately below the Zanzibar deposit in a new zone of high-grade mineralization. Two follow-up holes, NN56 and NN63, extended these mineralized zones. Hole N-56, located 65 feet east of NN-5, returned a 290-foot continuously mineralized zone grading 0.118 oz Au/ton that appears to be associated

______________________________

3 These resources are from an independent NI- 43-101 Technical Report, entitled Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. Samples of drill core or RC chips were sampled on 5.0 ft or 1.52 m intervals and assayed by American Assay (ISO9002; 2002) or ALS Chemex (ISO 9001; 2000) for gold and silver by Fire Assay of a 30 gram (1 assay tonne charge) with an AA finish, or if over 10.0 ppm Au was re-assayed and completed with a gravimetric finish. Gold equivalent ounces calculated using a 55.37gold to silver ratio (Kitco Oct 5/07.)

with both the Zanzibar Deposit and the lower zone discovered in hole NN-5. NN-63 and -64 were drilled to better define the deeper zone of mineralization encountered in both NN-5 and NN-56. NN-64 intercepted 80 feet of mineralization in the Zanzibar deposit with a grade of 0.215 oz Au/ton between 785 and 865 feet, which includes 30 feet of 0.306 oz Au/ton between 800 and 830 feet, but did not encounter the deeper zone. Hole NN-63 also intercepted the Zanzibar deposit (100 feet of 0.226 oz Au/ton between 720 and 820 feet) and encountered 25 feet of 0.437 oz Au/ton in the lower zone between 990 and 1015 feet. This deeper high-grade zone in NN-63 extended the mineralization in NN-56 approximately 60 feet to the south.

          Angle holes drilled in 2007 to follow-up on the NN-5 discovery continued to encounter high-grade mineralization in the Zanzibar deposit, but did not find the lower zone. High-grade was encountered in the Zanzibar deposit in hole NUN-95, which intercepted 40 feet grading 0.243 ozAu/ton between 800 and 840 feet; and NUN-96, which intercepted 40 feet of 0.247 ozAu/ton between 725 and 765 feet,

          Hole NUN 113, drilled in 2007, was located 700 feet west of the northwestern-most hole in the Zanzibar deposit. This hole intercepted a zone of mineralization that includes 10 feet of 0.141 oz Au/ton and five feet of 0.097 oz Au/ton between 1915 and 1935 ft. This mineralization occurs within the Zanzibar host horizon and shows potential for the deposit to grow. The Zanzibar deposit is generally open to the west.

          Newmont drilled holes into oxide mineralization to obtain samples for metallurgical testing and to attempt to add oxide resources. NUN-110, drilled in 2007, was drilled to further test the oxide potential of the Pad 4 deposit. This hole intercepted 135 feet of mineralization with a grade of 0.038 oz Au/ton between 195 and 330 feet.

          Plans for 2008 at Northumberland include drilling for high-grade feeders to the defined deposits, and drilling for new deposits at defined and newly generated district targets. New drill information will be used to update models for scoping studies. Target generation will include stratigraphic, structural, and geochemical studies on the large body of existing information, and on new data acquired to further explain the large gold occurrence at Northumberland. Reclamation of the historic mine facilities will be ongoing.

          Further details regarding the Northumberland Property are available in the updated technical report entitled “Updated Technical Report Northumberland Project Nye County, Nevada, USA dated November 1, 2007, by Michael M. Gustin, R. P. Geo, Steve Ristorcelli R. P. Geo., and George Lanier available on SEDAR at www.sedar.com which is incorporated herein by reference.

Sandman Property

          The Sandman Property is located approximately 13 miles west of the town of Winnemucca, Nevada. The Sandman Property consists of 624 unpatented lode mining claims owned by the Corporation and approximately 6,720 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,200 acres.

          The Sandman Property is accessible from Winnemucca by an improved gravel road that runs west nine miles to the property boundary. The central portion of the property is accessed by driving an additional five miles north on a dirt road, which would require upgrading for regular access. The terrain surrounding the Sandman Property ranges from flat valleys to rolling hills to mountains with an elevation range of 3,500 to 5,000 feet. The property includes flat-lying areas that would be suitable for mining and processing facilities.

          The annual payments required to the BLM and county for Sandman and nearby smaller property called the 10-mile Property total approximately US$96,399, which includes an annual $125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile Project, the Company is required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. As a result of the Sandman LOI, these lease payments and annual BLM and county fees will be paid by Newmont during the term of the LOI. Sandman is also subject to NSR’s on several of its mineral claims ranging from 1% to 6%.

          In February 2008 the Corporation and Newmont signed a Letter of Intent (“LOI”), whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14 million on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. The Corporation retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Corporation can also elect to have Newmont arrange financing for up to 40% of development costs.

          The Corporation also controls the Tenmile Project, located one mile east of the Sandman Project, which is included in the LOI with Newmont. Tenmile may have exploration and operational synergies with the Sandman Project, however, it is not included in the updated technical report for the Sandman Project or its summary in this document as it is not considered material at this time.

          No historic mining activities are known to have taken place on the Sandman Property property. The work of companies that controlled the Sandman Property prior to the Corporation led to the discoveries and partial definitions of the Southeast Pediment, Silica Ridge, and North Hill gold deposits, as well as the identification of the Adularia Hill, Basalt Hills, and Abel Flat exploration target areas. Modern exploration of the Sandman Property began in 1987 when Kennecott Exploration Company (“Kennecott”) discovered gold at the surface. Kennecott formed a joint venture with Santa Fe Pacific Gold Corporation (“Santa Fe”), to explore the property. The joint venture conducted geologic mapping, surface sampling, geophysical surveying, trenching, drilling, and metallurgical testing through 1994. During this period, the joint venture drilled 275 RC holes, three core holes and 4,000 shallow auger holes to sample bedrock beneath the extensive sand and gravel cover. In 1989, the joint venture acquired a stake of claims held by U.S. Borax. Inc. (“U.S. Borax”). U.S. Borax had drilled 37 RC holes on these claims during 1988. Kennecott and Santa Fe terminated their joint venture and conveyed their individual holdings in the Sandman Property to a Safra Company in 1997.

          One of the Safra Companies and the Company subsequently conducted rock chip and soil sampling, geophysical surveying, and trenching, drilled approximately 512 RC and core holes, and performed metallurgical testing. A total of 835 RC and core holes for over 291,208 feet have been drilled on the property to date. In 2002, one of the Safra Companies also excavated a test pit at the Southeast Pediment deposit measuring 200 feet long by 50 feet wide by 15 feet deep. The pit served to confirm the presence and continuity of significant near-surface mineralization at the Southeast Pediment deposit. A 1,067-ton bulk sample of relatively high-grade mineralization (average grade of 0.224 oz Au/ton) was mined and shipped to the Twin Creeks mine of Newmont for milling and cyanide leaching. Over 95% of the gold in the sample was recovered.

          As of the date of this report, the Sandman Property drill-hole database included complete and some partial records of 800 RC holes, 27 core holes, and eight holes of unknown type for a total of over 291,208 feet, concentrated at the Southeast Pediment, Silica Ridge, Abel Knoll and North Hill deposits, with the remainder of the holes drilled at other exploration targets throughout the property.

          Steeply to moderately dipping, structurally controlled zones and sub-horizontal, stratiform zones host mineralization in the Southeast Pediment, Silica Ridge, Abel Knoll and North Hill deposits. The deposits are defined by both vertical and angle holes designed to crosscut the mineralization at high angles. MDA has reviewed drill-hole cross sections for each of the deposits and concludes that there are no significant sampling biases introduced by drill-hole orientations.

          Prior to 2004, systematic, consistently implemented data checks and validation procedures appear to have been lacking in the various exploration programs at the Sandman Property. Check assays from the 2004 program, as well as the minor amount of check-assay data from earlier programs, generally compare well with the original assays. Twin hole data from the Southeast Pediment deposit provide evidence of the variability of the gold mineralization and suggest possible contamination of intervals down-hole from high-grade peaks in some of the RC holes that were not drilled by the Corporation. The bulk sample excavated from the test pit at Southeast Pediment and sent to the Twin Creeks mine for milling and leaching confirmed the presence of significant near-surface gold mineralization at Southeast Pediment.

          There is little information regarding sample security, preparation, and analyses for the Sandman Property prior to 2000. Independent laboratories have been used to analyze the Corporation’s drill samples which were stored at the drill sites until they were transported to the laboratories by Corporation employees or laboratory personnel.

          In 2006, the Corporation completed a drilling program at the Sandman Property at a total cost of approximately US$2 million. The drilling expanded mineralization at Southeast Pediment, Silica Ridge and North Hill, both laterally and at depth. Additionally, there was a new discovery of high-grade gold mineralization at Abel Knoll. The drilling program included 170 holes with total footage exceeding 60,000 feet. The 2006 program advanced the Sandman Property to four deposits with quantifiable resources and significant upside potential.

          The Abel Knoll deposit was discovered in 2006 with vertical hole AK06-2, which encountered 420 feet of continuous gold mineralization from 245 to 655 feet with an average grade of 0.087 oz Au/ton. This interval includes two higher grade zones of 0.397 oz Au/ton between 350 and 375 feet and 0.192 oz Au/ton between 535 and 635 feet. Drilling advanced the Abel Knoll target to a deposit with a quantifiable resource with some upside potential. The drilling revealed a steeply-dipping, pipe-shaped mineralized breccia body that is roughly 400-feet long in an east-west direction, 250-feet wide in a north-south direction, and 600 feet deep. Near the end of the 2006 drilling program, holes tested an inferred east-west structural trend to the east of the mineralized breccia body. The holes encountered mineralization and discovered a new and apparently separate mineralized zone. The 2007 drilling program at Abel Knoll focused on defining this eastern zone.

          In 2007, 28 RC holes with a total footage of 16,115 feet, and one 639-foot deep core hole were drilled, mostly in the eastern zone. At the end of the 2007 program, drilling indicated that the zone is at least 700 feet long east-west, 500 feet wide north-south, and has a drilled depth range locally from the surface to over 500 feet. Mineralization is hosted in Tertiary volcanic rocks and the underlying Triassic phyllite and feldspathic quartzite section.

          The eastern zone contains numerous thick low-grade drill intercepts approaching 100 feet thick with local thin intercepts of high grade. Towards the end of the 2007 program, an area was tested with continuous higher grade zones. Angle hole AK07-41 encountered 50 feet of 0.098 ozAu/ton between 115 and 165 feet. Hole AK07-48 encountered 100 feet of 0.050 ozAu/ton between 255 and 355 feet.

          Twenty-two RC holes with a total footage of 8,540 feet were drilled to test district targets, mostly in the Windmill Hill area and at the Sandbowl anomaly. Fifteen of the holes were drilled in the Windmill area where the location of andesite dikes correspond with anomalous gold soil anomalies. All 15 of the holes encountered strongly anomalous gold mineralization. The best results are from the South Windmill target. Hole SW07-1 intercepted 15 feet of 0.060 ozAu/ton at the bottom of the hole between 420 and 435 feet. This mineralization is hosted in an andesite dike. Hole SW07-3 intercepted 10 feet of 0.024 ozAu/ton between 205 and 215 feet, also hosted in andesite dike. Hole SW07-2 intercepted 10 feet of 0.013 ozAu/ton between 10 and 20 feet hosted in tuffaceous rock.

          Four holes were drilled at the Sandbowl target, all encountered strongly anomalous gold mineralization. Hole SB07-1 intercepted five feet of 0.016 ozAu/ton between 205 and 210 feet, SB07-3 intercepted five feet of 0.011 ozAu/ton between 275 and 280 feet, and SB07-4 intercepted five feet of 0.029 ozAu/ton between 195 and 200 feet.

          The Sandman project has a NI-43-101 compliant resource as follows4:

	Tons	Average	Contained
		Gold	Gold (oz)
		Grade (oz
		Au/ton)
Measured
Resources	1,710,100	0.048	82,100

Indicated	6,323,000	0.030	189,800
Resources
Total
Measured and	8,033,000	0.034	271,900
Indicated
Resources

Total Inferred	1,418,000	0.027	38,000
Resources

          As a result of the LOI, future exploration, development, and feasibility studies will be managed by Newmont as operator.

          A portion of the fee lands, which are subleased from Newmont, and 114 unpatented claims, are

_________________________________________

4 (1) Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA entitled Updated Technical report, Sandman Gold Project, Humboldt County, Nevada, USA dated May 31, 2007. See a copy of the report on Sedar at www.sedar.com. The cut-off grade (expressed in ounces of gold per ton) for the Sandman Project measured, indicated and inferred resources is 0.01 for all of the shallow deposits and a 0.02 for the deeper zones at the Southeast Pediment deposit.

subject to NSR royalties of 1% on the first 200,000 ounces of gold produced from the Sandman Property and 5% on any ounces of gold produced in excess of 300,000. Those same properties are subject to an NSR royalty of 3% (to be off-set by third party royalties, if any, but not less than 1%) payable to a subsidiary of the Corporation.

          Further details regarding the Sandman Property are available in the updated technical report entitled “Updated Technical Report Sandman Gold Project, Humboldt County, Nevada, USA, dated November 1, 2007 prepared by Michael M. Gustin, R. P. Geo, George Lanier and Jim Ashton, P.E. available on SEDAR at www.sedar.com which is incorporated herein by reference.

Zaca Property

          The Zaca Property is located in Alpine County, California, approximately 70 miles south of Reno, Nevada in the Toiyabe National Forest and consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Corporation holds the Zaca Property as the assignee of a lease agreement covering the Zaca Property between Zaca and Western States Minerals (the “Zaca Lease Agreement”).

          Access to the Zaca Property from Markleeville is via California State Highway 89 and the Loope Canyon Road, which provide access to an extensive network of USFS roads and company drill roads that traverse the entire property. Both Monitor Pass and Highway 4 are often closed during the winter months.

          The Zaca Property ranges in elevation from 6,000 to 7,500 feet. There is sufficient room for a mining operation, although power is not available on the property. Water for a mine operation would have to be developed from groundwater resources or purchased from downstream users. The employees necessary for mining operations would need to come from the Minden — Gardnerville area or Carson City, Nevada. There are no mining facilities on the Zaca Property property.

          Silver was discovered in 1857 in Monitor Canyon, which runs through the southern end of the Zaca Property property. Many of the mines in the district were located and commenced operations in the four to six years following the discovery. The mines were operated intermittently by a number of different owners until 1921.

          The various mines on Colorado Hill became known collectively as the Zaca Mine. Between the late 1950s and 1980, the property was leased to a small miner that produced gold intermittently. Companies involved in exploration of Colorado Hill and the surrounding district in the 1960s to 1980s included W. S. Moore Company, Parnasse Company, Standard Slag Company, Bear Creek Mining Corporation, Homestake Mining Company, FMC Corp., California Silver, Ltd. (and its U.S. subsidiary California Silver, Inc., together, “California Silver”) and Baker Resources USA, Inc. (later U.S. Precious Metals, Inc.). Their activities included mapping surface geology, geochemistry, geophysics, core and RC drilling, reopening underground workings for sampling and mapping, conducting environmental assessment studies, completing feasibility study, and building a 1,500-ton pilot heap leach amenability test.

          A Safra Company first acquired the Zaca Property from California Silver and Baker Resources in 1989 and 1990. Since 1990, Safra Companies have drilled 245 RC holes totaling 146,205 feet.

          Exploration drilling activities on the Zaca Property include 891 holes totalling 267,534 feet. Metallurgical test work was conducted on the Zaca deposit between 1981 and 1997, using both independent and company-owned laboratories. The processing methods tested included flotation and heap leaching. Both oxide and sulphide mineralization is generally amenable to heap leach processing and an open pit mine configuration.

          Sampling procedures among the different drill campaigns varied depending on the operator, type of drilling and industry standard practices at the time the drilling was carried out. The sampling and assaying of the underground drilling done on Colorado Hill was not of sufficient quality to use for calculating grades, however it was useful for determining where mineralization occurs. MDA is of the opinion that, with the exception of a few drill holes in the Morning Star Mine area, the rest of the drilling met or exceeded industry standard practices at the time the drilling was carried out.

          Depending upon additional financing, future work at the Zaca Property would be focused on a two-pronged approach, comprised of development of the defined resource at the Zaca Property and exploration for new resources. The tracks would be operated in parallel but are potentially independent. The first track consists of completion of a pre-feasibility study on the open-pit Zaca deposit including additional metallurgical test work focused on optimizing the high-grade silver component of the mineralization. The second track consists of drill testing a number of defined exploration targets, and refining target concepts in other areas, including both low-grade open pit and high-grade underground mineable targets. Specifically, additional drilling would be planned to expand the high-grade Colorado Hill target which exists below the Zaca deposit, targets in the Mogul area north of Colorado Hill and the shallow Forest City Flat-Peter Pan target would be tested with 5,000 feet of RC drilling prior to the pre-feasibility study.

          From 2004 through 2006, costs of approximately US$264,000 were incurred in connection with the exploration of the Zaca Property.

          The USFS is conducting a CERCLA “non-time critical removal (remediation) action” at the Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between US$1.5 million to US$2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Property, all of which pre dated the Corporation's acquisition of a leasehold interest in the property. The cleanup efforts are being administered by the USFS. To date, the USFS has not sought contribution from the Corporation, WSMC or any of the Safra Companies for the cleanup and the Corporation currently does not believe they will do so.

          New Zaca LLC, a wholly-owned subsidiary of Western States Minerals became the lessor under the Zaca mining lease and a former subsidiary of the Corporation became the lessee. New Zaca LLC owns 100% of the land package, subject to three underlying royalty agreements. There is a 5% NSR royalty payable to Kennecott on the Loope claims with the exception of Loope 143 to 146 claims, on which the royalty is 2.5% . This royalty payable to Kennecott is capped at US$2,000,000. In the event that the Corporation abandons any of the original Loope claims and Kennecott does not exercise its option to retain them, if the Corporation re-stakes the ground within five years of giving Kennecott notice the royalty will apply to the new claims. There is a 5% NSR royalty payable to US Precious Metals, Inc. (previously Baker Resources USA, Inc.) on the Flint patent, the Jean claims #1-10 and the Red Gap, Red Gap No. 1, Red Gap No. 2 and Red Gap Annex claims. This royalty applies after all acquisition, exploration and development costs are recovered.

          The Zaca Property has a NI-43-101 compliant resource as follows5:

	Tons	Average	Average	Contained	Contained	Contained
		Gold	Silver	Gold (oz)	Silver (oz)	Gold
		Grade	Grade			Equivalent(4)
		(oz	(oz			(oz Au-eq)
		Au/ton)	Ag/ton)
Measured
Resources	8,097,000	0.019	0.704	151,000	5,700,000	236,000

Indicated	18,730,000	0.014	0.707	266,000	13,242,000	464,000
Resources
Total
Measured
and	26,827,000	0.016	0.706	417,000	18,942,000	700,000
Indicated
Resources
Total
Inferred	329,000	0.018	1.033	6,000	340,000	11,000
Resources

          Plans for 2008 are to complete a scoping study on the Zaca Property to help guide future exploration and development.

          Further details regarding the Zaca Property are available in the updated technical report entitled “Updated Technical Report Zaca Property, Alpine County, California, USA, dated November 1, 2007 prepared by David J. Griffith, P. Geo., R.G., and Steven Ristorcelli R. P. Geo available on SEDAR at www.sedar.com which is incorporated herein by reference.

Eastern Great Basin Properties

          The EGB Properties consist of an extensive area of private mineral rights across a broad region located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Corporation owns between 25% and 100% of the mineral interest, approximately 4,000 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 6,500 acres of unpatented claims held by virtue of a joint venture with AuEx Ventures (“AuEx”) for the Long Canyon Project. As part of the Pre-IPO NewWest Restructuring, the State of Utah mineral leases were assigned to a subsidiary of the Corporation, and the State of Utah School and Institutional Trust Lands Administration has consented to those assignments.

          Within the EGB Properties there are four projects. The only material project is Long Canyon Project. An exploration drilling program at the Long Canyon Project was carried out in 2007.

________________________________

5Mineral resources have been estimated by Mine Development Associates ("MDA") in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA as at May 24, 2006. Gold equivalent calculated at gold-silver ratio of 67:1. The cut-off grade for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton.

          The holding costs for the EGB Properties include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB Properties are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB Properties are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of $4,433. A final lease requires payments to Phelps Dodge Mining Corp. at an annual cost of $4,000 until 2016. The annual holding costs payable to the BLM and various counties for the EGB Properties total approximately US$30,348 without Long Canyon and US$75,742 with Long Canyon. Approximately 340 of the Long Canyon claims are subject to a 3% NSR, while the TUK/KB claims are subject to royalties ranging from 4% - 5%..

          Access to the EGB Properties is available from numerous federal and state highways, county roads, BLM and USFS maintained roads, and private roads. Interstate 80 passes through the southern portion of the EGB Properties.

          The summers are short and hot, and winters are long and cold. It is possible to conduct mining exploration and operations year round.

          Sufficient water is available through purchase from ranchers to support exploration drilling, but there have been no investigations regarding availability of water for a mining operation. The Long Canyon Project and the remaining three projects comprising the EGB Properties all have the physical space for the siting of mining-related infrastructure. Electric power is generally available for the mines throughout the region.

          In 2006, NewWest entered into a joint venture agreement for the Long Canyon Project with AuEx whereby the two parties combined their land positions in the Long Canyon area for respective initial interests of 51% and 49%. During Phase I of the project, NewWest USA is obligated, in order to retain the same interest, to spend US$5 million of exploration expenditures within a five year period. As at December 31, 2007 NewWest USA had spent approximately US$1,850,000 against this earn-in obligation. After completion of Phase I, the Corporation may elect to carry AuEx through feasibility, if warranted, thereby earning an additional 14%, bringing its interest to 65% and reducing AuEx’s interest in the Long Canyon Project to 35%. The entire Long Canyon Project is subject to a 3% NSR.

          From 2004 through 2006, costs of approximately US$2.4 million were incurred in connection with the exploration of the EGB Properties, primarily on Long Canyon.

          The EGB Properties consist of over 400,000 acres of fee lands. Of the lands that comprise the EGB Properties, the approximately 3,800 acres of leased fee lands are subject to a 2.47% NSR royalty. Approximately 1,900 acres of leased state lands are subject to a royalty based on 4% of the gross value of minerals sold “less actual processing and refining costs” as well as a 2% NSR royalty payable to a third party. Approximately 640 acres of unpatented mining claims comprising a portion of the EGB Properties are also subject to a 2% to 7% NSR royalty, and the approximately 94,600 acres of fee land in which the Corporation owns a 25% mineral interest are subject to a 0.625% NSR royalty payable to Mobil Exploration Company and Producing North America Inc.

          Further details regarding the EGB Properties are available in the amended technical report entitled

“Technical Report, Great Basin East Properties, Elko County, Nevada and Box Elder County, Utah, USA” dated July 24, 2006, and prepared by David J. Griffith P. Geo, R.G. of MDA available on SEDAR at www.sedar.com which is incorporated herein by reference.

          Subsequent to the date of the above noted technical report, the Corporation has completed exploration drilling programs in 2006 and 2007 at the Long Canyon Project consisting of 47 RC drill holes totalling 21,635 feet, and 6 core holes totalling 2055 feet. Construction of nearly 1-2 miles of new access roads, and systematic geologic mapping and sampling was also completed. Systematic rock-chip channel sampling and detailed geologic mapping of the new road cut exposures were also completed, representing a critical element in the interpretation of the geology and the controls on gold mineralization. The 2006 and 2007 programs have successfully extended the known mineralization approximately 1200 feet to the northeast and 1,200 feet to the southwest, defining a current cumulative strike length of approximately 3500 feet. The target as defined by the soil and rock chip sampling remains open to the southwest for approximately 1,800 feet. Gold mineralization remains open in all directions and at depth. Potential quantity and grade of mineralization is conceptual in nature. There has been insufficient exploration to define a mineral resource on the Long Canyon Project or any of the other EGB Properties and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

          Plans for 2008 include a US$3.0 million drilling program on the Long Canyon Project, to extend the deposit along strike to the northeast, southwest, and down dip, with a goal of producing a NI-43-101 resource by year-end. Additional geophysical, geochemical and geological work will be conducted to further characterize and understand the gold system at Long Canyon and to develop and test new district targets.

CMB Uranium Property

          The CMB Uranium Property is the only mineral property in which Aurora currently holds an interest. The Corporation owns approximately 42.3% of Aurora.

          The CMB Uranium Property is located near the northeast coast of Labrador close to the town of Postville on Kaipokok Bay. The community of Happy Valley-Goose Bay, Labrador lies approximately 180 kilometres to the south-southwest.

          The property consists of 81,200 hectares comprising 76,850 hectares in 28 licenses and is 100% owned by Aurora. Most of the licenses are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The property is bordered to the northeast by the Exempt Mineral Lands (EML) which includes the communities of Postville and Makkovik, as well as, the Kitts Uranium Deposit. Access to the property is by fixed-wing aircraft from Happy Valley-Goose Bay to Postville, and then via a 5 to 15 minute helicopter trip.

          Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, Otter Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite + actinolite + calcite +/- pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).

          As a follow-up to encouraging exploration results by Fronteer and Altius during the period 2003-2005, and by Aurora in 2006, a $21.250 million budget was proposed by Aurora for 2007 to further evaluate key targets within the CMB Uranium Property. This proposal included 75,000 metres of diamond drilling at the Michelin, Jacques Lake, Melody Hill, Aurora Corridor and Inda Lake Trend (Gear, Inda, Nash) target areas, a ground geophysical survey at the Michelin Deposit, and ongoing resource, metallurgical, environmental, and engineering studies.

          A Titan IP survey was completed over the Michelin Deposit during April 2007 and on land in August/September 2006 with the goal of characterizing the I.P. response of the Michelin ore body for use as a regional exploration tool. The survey returned mixed results in the area of the deposit and was terminated in early May 2007.

          Diamond drilling commenced on April 16th, 2007 and was completed on November 27th, 2007. A total of 141 drill holes totaling 49,793 metres were completed on the Michelin Main, Melody Hill, Jacques Lake, Aurora Corridor and Inda Lake Trend (Gear, Inda, and Nash) targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, continuing strong results at the Jacques Lake deposit area with comparable grades and widths of uranium mineralization to that of Michelin, encouraging intercepts at depth at the historic Gear and Inda deposits, and new exploration discoveries along the Aurora Corridor (including Burnt Brook/Gayle/Kathi). However, progress on the 2007 program was slowed by a number of factors, chiefly drill permit delays, poor weather conditions, labour shortages for diamond drillers, and difficult drilling conditions resulting in a shortfall in the total completed metreage for the year vs. planned metreage. As a result, the remaining metreage from 2007 will be completed during a winter drill phase in 2008.

          Ongoing metallurgical testing of ore from Michelin, Jacques Lake, and White Bear targets is being carried out at SGS Laboratories in Lakefield, Ontario. Testing to date has shown uranium recoveries at Michelin to be on the order of 88% and those at Jacques Lake to be approximately 91%. Additional work being carried out at SGS include process mineralogy, communition, physical concentration, and waste rock characterization tests.

          A NI-43-101 compliant resource estimate for the CMB Uranium Property was completed over the month of January and February 2008, including upgrading the resource for the Jacques Lake and Michelin deposits and some minor historic deposits on the property. The resource modeling was carried out with both an Open Pit and Underground component for the Jacques Lake and Michelin. The resources were estimated by Christopher Lee an employee of Aurora who updated the 2007 resource as prepared by Gary Giroux, P. Eng., an independent Qualified Person for the purposes of NI-43-101. Details for the 2007 resource are contained in the Technical report incorporated by reference herein. A NI-43-101 technical report for the 2008 resource as prepared by Christopher Lee and summarized below is anticipated to be finalized and filed before April 5, 20086.

_____________________________

          6 Christopher Lee, P. Geo, Chief Geoscientist for Aurora, is the designated Qualified Person for the CMB resource estimates. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25-50 metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

          Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

2008 CMB Resource Summary
			Underground*			Open Pit**		Total
Deposit	Class	Tonnes	%U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	lbs U3O8
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000
	Measured & Indicated	17,459,000	0.12	47,892,000	12,941,000	0.07	19,542,000	67,434,000
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000
	Measured & Indicated	3,772,000	0.08	6,663,000	2,310,000	0.07	3,748,000	10,411,000
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000

TOTAL	Measured & Indicated	21,231,000	0.12	54,555,000	19,076,000	0.07	29,355,000	83,910,000

MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000

TOTAL	Inferred	15,355,000	0.11	38,243,000	8,570,000	0.06	11,536,000	49,779,000

* Aurora’s CMB Mineral Resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios based on preliminary economic assumptions and may be refined with more in-depth economic analysis.

          Based on the encouraging results from the 2007 program, a two-phase program of work was recommended for 2008. The 2008 Phase I Work Program is currently being carried out in Q4-2007 - Q1-2008 and includes: the completion of the remaining infill meterage from 2007 to convert inferred resource blocks to indicted at the Michelin and Jacques Lake deposits; ongoing environmental baseline work and metallurgical testing of the Michelin and Jacques Lake Deposits; and the initiation of geotechnical studies. The budget for the Proposed 2008 Phase I Work Program is $8,000,000.

          A 2008 Phase II Work Program was also recommended for Q2/3/4-2008. This would include: a 50,000 metre diamond drill program at Michelin, Jacques Lake, Aurora Corridor, Michelin East, Rainbow, and Inda Lake Trend. The program will have a dual focus; to define and convert inferred lbs of U3O8 to indicated lbs at the known deposits at Michelin and Jacques Lake and to develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River Trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 – 2008). Presently, the budget for the Proposed 2008 Phase II Work Program is $20,000,000. Aurora is presently expected to be continuing ongoing engineering and development work on the CMB Uranium Property at a total budgeted cost for 2008 of $18,000,000. See Risk Factors – Permits.

          In October 2007, the Nunatsiavut government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands. The Nunatsiavut House of Assembly has struck a committee to further study the issue. The committee is made up of all available Assembly Members along with individuals from the Department of Lands and Resources that have been working on this policy. Experts on uranium mining, as well as community and industry representatives have been asked to present information to committee members before a policy is determined. Aurora has actively participated in the process to the extent allowed by the Nunatsiavut government. In March 2008, the Nunatsiavut Assembly passed on first reading a bill to institute a three year suspension on uranium mining and milling. (Laws must undergo two readings and votes to be passed in the Nunatsiavut Assembly.) It is anticipated that the bill will be considered again on second reading by the Assembly on or after April 8, 2008. Aurora continues to assess what affect this temporary suspension may have on Aurora’s planned exploration and development schedule.

          Aurora and the Company have some management in common which may be an important factor for the Company to not be considered an “investment company” under the United States Investment Company Act of 1940, as amended. The Company intends to manage any future transition of Aurora’s management and the Company’s other relationships with Aurora, to minimize the risk of it being considered an investment company under such Act. See Risk Factors – Investment Company Act Status for further details.

           Further details regarding the CMB Uranium Property are available in the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007, co authored by Gary Giroux P. Eng and Dr. D.H.C Wilton and in the amended “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007” dated November 20, 2007, and prepared by Dr. D.H.C. Wilton, Gary Giroux P.Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O’Dea, P. Geo. available on SEDAR at www.sedar.com which is incorporated herein by reference.

          Mr. Christopher Lee, Chief Geoscientist of the Corporation, is the qualified person as defined in Part 1.1 of NI-43-101, who has verified the disclosure of the above noted information on the Corporation’s material mineral properties. Mr. Lee has verified the data disclosed through a review of the existing technical reports on each property and review of the exploration data and internal reports and summaries of the exploration activity since the date of the last technical report.

          For further information concerning the material mineral properties of the Corporation, please see also the press releases of the Corporation dated January 10, 2007, January 11, 2007, January 16, 2007, February 13, 2007, April 3, 2007, June 5, 2007, August 22, 2007, September 12, 2007, October 3, 2007, October 18, 2007, February 20, 2008 and February 25, 2008 (re: CMB Uranium Property), April 19, 2007, June 18, 2007, June 27, 2007, July 26, 2007, August 22, 2007 and September 19, 2007 (re: Kirazli Property), January 9, 2007, May 22, 2007, June 18, 2007 and September 19, 2007 (Agi Dagi Property), January 17, 2007, March 8, 2007, April 25, 2007, August 20, 2007, September 11, 2007, September 19, 2007, November 23, 2007 and December 19, 2007 (Halilaga Property), October 11, 2007 (Northumberland Property), November 6, 2007 (Sandman Property), November 26, 2007 (Long Canyon Property), all available on SEDAR at www.sedar.com and incorporated herein by reference.

DIVIDENDS

          There are no restrictions that could prevent the Corporation from paying dividends. However, the Corporation has not paid any dividends on its Common Shares since incorporation. At present, all available funds are invested to finance the growth of the Corporation. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

          The Corporation is authorized to issue an unlimited number of Common Shares. There are 83,206,050 Common Shares issued and outstanding as of March 27, 2008. Holders of Common Shares of the Corporation are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per share at all such meetings. Holders of Common Shares of the Corporation do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares of the Corporation are entitled to receive on a pro rata basis such dividends on such Common Shares, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefore, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares of the Corporation do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

          The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange under the symbol “FRG”.

          The Common Shares of the Corporation traded as follows on the TSX during the year ended December 31, 2007:

Month	Volume	High ($)	Low($)
December 2007	4,490,622	10.55	8.51
November 2007	5,720,415	12.86	9.85
October 2007	8,565,027	12.40	9.85
September 2007	5,149,275	10.99	7.96
August 2007	8,859,127	12.95	7.5
July 2007	7,385,305	13.87	11.58
June 2007	8,755,875	13.74	11.72
May 2007	9,537,482	15.89	12.33
April 2007	8,934,724	17.59	13.92
March 2007	11,120,610	14.89	12.21
February 2007	10,363,758	15.85	12.15
January 2007	9,261,069	12.83	9.01

PRIOR SALES

          The Corporation issued the following non-trading securities (stock options) during the financial year ended December 31, 2007:

Date of Grant	Number of Stock	Exercise Price ($)	Expiry Date
	Options Issued

2-Jan-07	25,000	$10.75	2-Jan-12

12-Jan-07	75,000	$10.17	12-Jan-12

15-Feb-07	685,000	$14.25	15-Feb-12

16-Apr-07	50,000	$16.09	16-Apr-12

2-May-07	150,000	$14.17	2-May-12

16-Aug-07	100,000	$9.44	15-Aug-12

24-Sep-07	442,000	$9.62	23-Sep-08

24-Sep-07	76,050	$9.62	23-Sep-12

24-Sep-07	370,000	$10.27	23-Sep-12

23-Oct-07	35,000	$10.85	23-Oct-12

26-Nov-07	60,000	$11.10	25-Nov-12

11-Dec-07	30,000	$10.30	10-Dec-12

DIRECTORS AND OFFICERS

Name, Address, Position, Occupation and Security Holding

          The name, province or state, and country of residence, position or office held with the Corporation and principal occupation for the immediately preceding five years of each of the directors and executive officers of the Corporation are as follows:

Name and Residence	Position with Corporation	Principal Occupation for Five Preceding Years	Director Since
Oliver Lennox-King, Ontario, Canada(7)	Chairman	Chairman of Aurora (2006 to present), a mineral exploration company. Chairman and director, Southern Cross Resources Inc. (1997 to 2003), a mineral exploration	November 2003

Name and Residence	Position with Corporation	Principal Occupation for Five Preceding Years	Director Since
company.
Mark O’Dea (6) (7) British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Fronteer President and Chief Executive Officer of Aurora (2005 to present), a mineral exploration company.	May 2001
Donald McInnes, (1)(2)(3)(4)(7) British Columbia, Canada	Director	President of Blackstone Ventures Inc. (January, 1995 to March 2008), a mineral exploration company.

President of Western Keltic Mines Inc. (June, 1993 to 2006), a mineral exploration company.

		Vice Chairman and Chief Executive Officer and former President of Plutonic Power Corporation (June, 1999 to present), an emerging power producer.	June 2001
George Bell, (1)(2)(4) Ontario, Canada	Director	President and Chief Executive Officer of Unor Inc., (2004 to present), a junior uranium and diamond exploration company.

		Officer and Director of eSpatial Solutions Limited (1997 to 2003), a software developer of geospatial technology.	December 2003
Lyle R. Hepburn (3)(4)(5) Ontario, Canada	Director	Partner in the Toronto law firm of Beach, Hepburn LLP (1985 – present).	April 2004
Jo Mark Zurel,(1)(2)(5) Newfoundland and Labrador, Canada	Director	President, Stonebridge Capital Inc. (2006 to present), an investment company.

		Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation (1998 to 2006), a helicopter services company.	December 2006
Scott Hand(2)(3)(5) Ontario, Canada	Director	Former Chairman and Chief Executive Officer of Inco Limited, a mining company.	May 2007
Sean Tetzlaff British Columbia, Canada	Chief Financial, Officer, Vice President, Finance and Corporate Secretary	Chief Financial Officer, Vice President, Finance and Corporate Secretary, Fronteer (2005 to present), a mineral exploration company.

Chief Financial Officer, Aurora (2005 to 2008), a mineral exploration company

		Chartered accountant, KPMG LLP (2001 to 2004), a chartered accountancy firm	N/A

Name and Residence	Position with Corporation	Principal Occupation for Five Preceding Years	Director Since
Christopher Lee British Columbia, Canada	Chief Geoscientist	Chief Geoscientist of Fronteer

Chief Geoscientist of Aurora (January 2007 to present), a mineral exploration company.

		Principal Geologist, SRK Consulting Inc., an engineering consulting firm (2000 to 2006).	N/A
Jim Lincoln Montana, USA	Vice President, Operations	Vice President, Operations of Fronteer

Vice President, Corporate Development of Jinshan Gold Mines Inc. (2005 to 2006), a mining corporation.

Principal of Lincoln Associates Inc. (2004 to 2005), an international mineral resource consulting corporation.

		Senior Vice President and Chief Operating Officer of North Star Exploration Inc. (2002 to 2004), a mineral exploration corporation.	N/A

Notes

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Special Committee.
(5)	Member of the Special Option Committee.
(6)	Member of the Option Committee.
(7)	Health, Safety and Environment Committee.

          The term of office of each of the Corporation’s directors expires at the Corporation’s next annual general meeting at which directors are elected for the upcoming year or earlier in accordance with the bylaws of the Corporation.

Aggregate Ownership of Securities

          As at December 31, 2007, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 512,800 Common Shares of the Corporation constituting approximately 0.62% of issued and outstanding Common Shares of the Corporation as of such date.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

          Save for as set out below:

1.      no director or executive officer of Fronteer is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director, chief financial officer or chief executive officer of any company that,

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in any case for a period of more than 30 consecutive days (any such order, an “Order”) that was issued while that person was acting in that capacity; or

(b)	was subject to an Order that was issued after that person ceased to act in such capacity which Order resulted from an event that occurred while that person was acting in that capacity;

2.      no director, executive officer or significant shareholder of the Corporation:

(a)

is, at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or solvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; and

3.      no director, executive officer or significant shareholder of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

          Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. (TSXV: UCB). He resigned as a director of Unisphere Waste Conversion Ltd. on February 9, 2005, immediately before a subsidiary of this Corporation filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

          In 2002, Jim Lincoln was employed by North Star Exploration, Inc. (“North Star”) as Senior Vice President and Chief Operating Officer. North Star was a wholly-owned subsidiary of EMEX Corporation (“EMEX”), a NASDAQ listed company. EMEX was controlled by a New York Banking Family Trust (Trust). Over a six year period from late 1996 through late 2002, EMEX invested approximately US $30 million in North Star and another EMEX subsidiary. The funds were supplied by the Trust in the form of secured loans to EMEX. In late 2002, the Trustees of the Trust decided that the investment was not going to be paid back in any reasonable time. The Trust chose to end its business endeavors by declaring Chapter 11 bankruptcy under the US bankruptcy laws. In December, 2002, EMEX Corporation filed for Chapter 11 bankruptcy in the Bankruptcy Court of Denver, Colorado. The bankruptcy proceedings were completed in the Denver Bankruptcy Court in late 2003. In November, 2002, upon learning of the intent of the parent company to file for bankruptcy, Mr. Lincoln resigned as an officer and board member from North Star Exploration Inc.

          The above and below information as to ownership of securities of the Corporation, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of the Corporation, has been provided by each insider of the Corporation individually.

CONFLICTS OF INTEREST

          Except as disclosed herein, to the knowledge of management of the Corporation, there are no existing or potential material conflicts of interest between the Corporation or any of its subsidiaries and any director or officer of the Corporation. Directors and officers of the Corporation may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation or any of its subsidiaries may participate, the directors of the Corporation may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Corporation’s board of directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

          Neither presently nor at any time during its most recently completed financial year has the Corporation been a party to, or any of its property been the subject of, any material legal proceedings or regulatory actions and the Corporation is not aware of any such proceedings or actions known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Other than as described below and elsewhere in this AIF, no director, executive officer, principal holder of securities of the Corporation, or any associate or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Corporation within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation. Restructuring Agreements

          On and as of June 30, 2005, WSMC, a wholly-owned subsidiary of Western States Minerals, consolidated the rights to possess, explore, develop and mine the Mineral Interests of the Safra Companies. In addition, Western States Royalty, an affiliate of WSMC, acquired the Mineral Royalties on the properties of NewWest, subject to the right of Zaca (to retain the Zaca Royalty.

          As part of the various Pre-IPO NewWest Restructuring completed prior to or as of July 5, 2006, such Mineral Interests and Mineral Royalties (including the Zaca Royalty) were sold or contributed to the LLC’s. The LLCs were in turn sold to NWG, a company that is indirectly, wholly-owned by Mr. Jakob Safra. Following these transactions, pursuant to the LLC Purchase Agreement, Mr. Jakob Safra indirectly acquired all of the issued and outstanding shares of NewWest in exchange for the acquisition by NewWest of a 100% interest in each of the LLCs. Under the LLC Sale Agreement, NewWest acquired all of the issued and outstanding shares of NewWest USA, in exchange for the acquisition by NewWest USA of 100% of NewWest’s interests in the LLCs. In October 2006, NewWest Gold LLC and Zaca Mining LLC were merged into NewWest USA. After giving effect to these transactions, NewWest currently holds all Mineral Interests through NewWest USA and Nevada Western Gold LLC, and holds all Mineral Royalties (including the Zaca Royalty) through NWG Royalty LLC. On August 29, 2006, NewWest completed an initial public offering after which Mr. Safra’s indirect interest in NewWest was reduced to approximately 86%. Upon completion of the acquisition of all of the issued and outstanding shares of NewWest by the Corporation as discussed above, Mr. Safra, primarily through NWG, currently owns approximately 15.6% of all of the issued and outstanding Common Shares of Corporation as of the date of this AIF.

REGISTRAR AND TRANSFER AGENT

          The Corporation has co-transfer agents being Equity Transfer & Trust Company at its principal office in Toronto, Ontario, Canada and Registrar and Transfer Company at its principal office in Cranford, New Jersey, USA.

MATERIAL CONTRACTS

          The only material contracts entered into by the Corporation, other than in the ordinary course of business, during the most recently completed financial year of the Corporation or before the most recently completed financial year of the Corporation but which are still in effect, are as follows:

1.      The Agreement dated April 27, 2004 between the Corporation and TCAM pursuant to which the Corporation was granted the option to acquire a 100% interest in the Agi Dagi Property. For further details please refer to the press release of the Corporation dated May 17, 2004, which is available on Sedar at www.sedar.com and incorporated herein by reference.

2.      The Agreement dated May 6, 2004 between the Corporation and TCAM to acquire a 100% interest in the Kirazli Property. For further details please refer to the press release of the Corporation dated May 17, 2004, which is available on Sedar at www.sedar.com and incorporated herein by reference.

3.      The Agreement dated October 19, 2004, between the Corporation and TCAM pursuant to which the Corporation was granted an option to acquire a 100% interest in the Biga Properties. For further details, please refer to the press release of the Corporation dated February 3, 2005, available on Sedar at www.sedar.com and incorporated herein by reference.

4.      The Agreement dated December 14, 2005 between the Corporation and Rimfire Minerals Inc. and Newmont Exploration of Canada Limited and NVI Mining Ltd. Pursuant to which the Corporation and Rimfire were granted the option to acquire a 100% interest in 700 mineral claims and a proprietary Geoscience Dataset covering a large region of the northern Yukon known as the "Wernecke Breccias". For further details, please refer to the press release of the Corporation dated January 24, 2006, available on Sedar at www.sedar.com and incorporated herein by reference.

5.      Survival Agreement dated February 28, 2006 between the Corporation, Altius and Aurora, whereby the Corporation and Altius agreed to offer to Aurora any lands acquired within an area of interest in the Central Mineral Belt, Labrador, or within the currently exempt mineral lands in Labrador. This agreement also terminated the former alliance between the Corporation and Altius upon the initial public offering of Aurora.

6.      Agreement between NewWest Gold USA Inc. and Pittston Nevada Gold Company dated December 22, 2006, effective May 23, 2006, to allow NewWest to earn up to a 60% interest in the Long Canyon Project.

7.      Underwriting agreement dated March 15, 2007, between the Corporation, National Bank Financial Inc., Sprott Securities Limited, Canaccord Capital Corporation and Toll Cross Securities Inc. in connection with the short form prospectus offering closed on March 15, 2007. For further details, please refer to the press release of the Corporation dated March 15, 2007, available on Sedar at www.sedar.com and incorporated herein by reference

8.      Arrangement agreement between Fronteer and NewWest dated July 27, 2007 to offer to acquire 100% of NewWest. For further details, please refer to the press releases dated September 24, 2007, September 19, 2007, September 13, 2007, August 8, 2007, July 27, 2007 and June 28, 2007, available on Sedar at www.sedar.com and incorporated herein by reference.

9.      Agreement between TCAM and Fronteer Eurasia Madencilik Limited Sirketi (“Fronteer Eurasia”) dated June 1, 2007, to set out the understanding to extend their exploration of the Biga Regional Area, in northwestern Turkey and share costs on a 60% TCAM, 40% Fronteer Eurasia basis until November 2008, available on Sedar at www.sedar.com and incorporated herein by reference.

10.      Agreement between TCAM and Fronteer Eurasia dated December 17, 2007, to extend the election date for TCAM to earn an additional 10% on Halilaga, to December 31, 2008. For further details, please refer to the press release dated December 19, 2007, available on Sedar at www.sedar.com and incorporated herein by reference.

11.      LOI between Fronteer and Newmont, with respect to the terms of a joint venture on the Sandman Property, available on Sedar at www.sedar.com and incorporated herein by reference.

INTERESTS OF EXPERTS

Name of Experts

          PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, provide auditors’ reports with respect to the audited financial statements of the Corporation.

          The individuals named below have each prepared technical reports for the Corporation with respect to the Corporation’s properties interests:

(a)

Gary Giroux P. Eng., co-author of the technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007; co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007” dated November 20, 2007; co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Agi Dagi gold property, Canakkale province, Turkey from April 2004 to December 2005, dated March 15, 2006 as amended May 25, 2006 and as further amended May 25, 2006; and co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Kirazli gold property, Canakkale province, Republic of Turkey during the period February to December 2005” dated March 10, 2006, as amended May 25, 2006 and as further amended May 25, 2006;

(b)

Ian Cunningham-Dunlop, co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007” dated November 20, 2007; co-author of the technical report entitled “Technical Report on the Agi

Dagi Gold Property, Canakkale Province, Turkey” dated August 1, 2007; and co-author of the technical report entitled “Technical Report on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” dated August 1, 2007; co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Agi Dagi gold property, Canakkale province, Republic of Turkey from April 2004 to December 2005”, dated March 15, 2006 as amended May 25, 2006 and as further amended May 25, 2006; and co-author of the technical report entitled “The exploration activities of Fronteer Development Group Inc. on the Kirazli gold property, Canakkale province, Republic of Turkey during the period February to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006;

(c)

Christopher Lee, co-author of the technical report entitled “Technical Report on the Agi Dagi Gold Property, Canakkale Province, Turkey” dated August 1, 2007; and co-author of the technical report entitled “Technical Report on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” dated August 1, 2007; co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007” dated November 20, 2007;

(d)

Dr. D.H.C. Wilton, co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, during the Period January 2006 to January 2007” dated February 19, 2007 and amended March 1, 2007; co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007” dated November 20, 2007;

(e)	Peter Grieve, author of the technical report entitled “Technical Report on the Pirentepe and Halilaga Exploration Properties, Canakkale, Western Anatolia, Turkey” dated March 30, 2007;

(f)

Dr. Mark O’Dea, co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 1, 2007 to December 31, 2007” dated November 20, 2007;

(g)

Jim Lincoln, co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 1, 2007 to December 31, 2007” dated November 20, 2007;

(h)

Michael M. Gustin of MDA, co-author of the technical report entitled “Updated Technical Report, Northumberland Property, Nye County, Nevada, USA” dated November 1, 2007; and co-author of the technical report entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” dated November 1, 2007;

(i)

George Lanier, co-author of the technical report entitled “Updated Technical Report, Northumberland Project, Nye County, Nevada, USA” dated November 1, 2007; and co- author of the technical report entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” dated November 1, 2007;

(j)	Steve Ristorcelli of MDA, co-author of the technical report entitled “Updated Technical Report, Northumberland Project, Nye County, Nevada, USA” dated November 1, 2007; and

co-author of the technical report entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” dated November 1, 2007;

(k)

David Griffith of MDA, co-author of the technical report entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” dated November 1, 2007; author of the technical report entitled “Technical Report, Great Basin East Properties, Elko County, Nevada and Box Elder County, Utah, USA” dated July 24, 2006; and

(l)	Jim Ashton, co-author of the technical report entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” dated November 1, 2007.

Interests of Experts

          As of the date of this AIF, PricewaterhouseCoopers LLP have reported that they are independent in accordance within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the Securities Act administered by the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Body.

          Except as noted below, none of the other experts named under “Names of Experts,” above, either as of the date when they prepared the statement or report, or anytime thereafter to the date hereof had or received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation (based on information provided to the Corporation by the experts).

          Each of Messrs, O’Dea, Lincoln, Cunningham-Dunlop, Lee, Ashton, Lanier and Grieve are as of the date of this report or the date of his report or statement above, is an are employee of the Corporation. As of the date hereof, the registered or beneficial interests, direct or indirect, in any securities of the Corporation, held by each of Messrs Lincoln, Cunningham-Dunlop, Lee, Ashton, Lanier and Grieve are less than 1% of the Corporations outstanding securities. None of the experts holds an interest, either direct or otherwise, in any property of the Corporation.

          As of the date of this report, Mr. O’Dea, the President and Chief Executive Officer of the Corporation, holds a direct interest in 42,800 Common Shares of the Corporation and an indirect interest in 3,000 Common Shares of the Corporation through a Corporation controlled by Mr. O’Dea, or the O’Dea family Trust. In addition, Mr. O’Dea holds employee stock options to purchase an additional 1,130,000 Common Shares of the Corporation at exercise prices ranging from $1.20 to 14.25 and expiring on dates from September 28, 2009 to February 5, 2018.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

          The Corporation’s Audit Committee has a charter (the “Audit Committee Charter”) in the form attached to this AIF as Schedule “A.”

Composition of The Audit Committee

The following are the members of the Corporation’s audit committee:

Jo Mark Zurel (Chairman)	Independent (1)	Financially literate (1)
George Bell	Independent (1)	Financially literate (1)
Donald McInnes	Independent (1)	Financially literate (1)

(1)      As defined by Multilateral Instrument 52-110.

RELEVANT EDUCATION AND EXPERIENCE

          The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Jo Mark Zurel

          Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University and is a Chartered Accountant. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel is currently a President of Stonebridge Capital Inc., an investment company with a diverse portfolio of investments in private and public companies. As a result of this past experience, Mr. Zurel has extensive experience preparing and evaluating financial statements with a breadth and level of complexity similar to those of the Corporation. He currently serves on the audit committee of Major Drilling International Inc. and Newfoundland Power Inc.

George Bell

          Mr. Bell has a Bachelor of Science in Business Administration from the University of North Dakota. He has over 39 years of experience working in various roles within the mineral resource and forestry industries. Mr. Bell is currently President and Chief Executive Officer of Unor Inc. (2004 to present) a publicly traded mineral exploration company. From 1997 to 2003, Mr. Bell was an Officer and Director of eSpatial Solutions Limited, a Dublin based software developer. Mr. Bell was a member of the Audit Committee of Southern Cross Resources Limited, a former TSX listed company from 2003 to 2006 and Weda Bay Minerals Inc., another former TSX listed company from 2005 to 2006. As a result of this past experience, Mr. Bell has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.

Donald McInnes

          Mr. McInnes is past President and a director of Western Keltic Mines Inc. (1993 to 2006) and current director and past President of Blackstone Ventures Inc. (1995 to March 2008) and a former director of Atkiwa Minerals Corp, mineral exploration companies. He is also President and Director of Plutonic Power Corporation (1999 to present), a publicly traded emerging power producer. As a result of this past experience, Mr. McInnes has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation. He currently serves on the audit committee of Blackstone Venture Inc. and Plutonic Power Corporation and formerly served on the audit committee of Atikwa Minerals Corp.

The Corporation has not relied on any exemptions in MI 52-110 regarding constitution of the audit committee in 2007 or 2006.

Audit Committee Oversight

          At no time since the commencement of the year ended December 31, 2007, was a recommendation of the audit committee to nominate or compensate an Independent Registered Chartered Accountant not adopted by the board of directors of the Corporation.

Pre-Approval Policies And Procedure

          The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter attached as Schedule “A” hereto.

Independent Registered Chartered Accountants Services Fees (By Category)

          The aggregate fees billed by the Corporation’s Independent Registered Chartered Accountants in the years ended December 31, 2007 and 2006 are as follows:

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2006	$68,387	Nil	$29,955	$21,696	$120,038
2007	$185,314	Nil	$$34,703	$13,728	$233,745

The nature of each category of fees is as follows:

Audit Fees:

          Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, (including the Corporation’s Short Form Offering in June 2006 and May 2007.

Audit-Related Fees:

          Audit-related fees are defined as fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

          Tax fees were paid for tax compliance, tax advice and tax planning professional services.

All Other Fees:

          Other fees were paid for accounting, advisory and consulting services performed with respect to the acquisition by the Corporation of all the issued and outstanding shares of NewWest and the preparation of the information circular of NewWest distributed to its shareholders in connection therewith. See “General Development of the Business – Three Year History”.

ADDITIONAL INFORMATION

          Additional information relating to the Corporation is available under the Corporation’s profile at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s information circular for its most recent annual general meeting of security holders involving the election of directors. Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year.

SCHEDULE “A”

FRONTEER DEVELOPMENT GROUP INC.

Charter of the Audit Committee of the Board of Directors

I        PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Fronteer Development Group Inc. (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:

  conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;
  assess the integrity of internal controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;
  ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;
  review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;
  review the Annual Report on Form 20-F or the Annual Information Form and Form 40-F, if applicable, and report to the Board for approval of the same;
  select and monitor the independence and performance of the Corporation’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;
  establish procedures for the receipt of complaints and submissions relating to accounting matters;
  except as set forth below, pre-approve all audit and non-audit services provided by the Corporation’s external auditors; and
  provide oversight to related party transactions entered into by the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II      AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee;

(c)	communicate directly with the internal and external auditors.

III	COMPOSITION AND MEETINGS

1.

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the Toronto Stock Exchange, the Business Corporations Act (Ontario), the United States Securities and Exchange Commission (the “SEC”), the American Stock Exchange (the “AMEX”) and all applicable securities regulatory authorities. For greater certainty the attached Appendix A sets out the outline for each of the meetings of the Committee.

2.

The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.

Each member of the Committee shall be “independent” (as such term is defined in Multilateral Instrument 52-110, Sections 121 and 803 of the AMEX Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and shall be “financially literate” (as each such term is defined in Multilateral Instrument 52-110). Also, at least one member of the Committee shall meet the requirements of an “audit committee financial expert” (as such term is defined in Form 20-F or Form 40-F, as applicable).]

4.

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least a majority of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.

If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.

The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV	RESPONSIBILITIES

A	Financial Accounting and Reporting Process and Internal Controls

1.

The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“Canadian GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.	The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities.

3.

2. The Committee shall review the Annual Report on Form 40-F to satisfy itself that it is presented in accordance with applicable U.S. federal securities laws and regulations and report thereon to the Board and recommend to the Board whether or not same should be approved prior to being filed with the appropriate regulatory authorities.

3.

The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response. The Committee shall assess the integrity of internal controls and financial reporting procedures and ensure implementation of such controls and procedures.

4.

The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

5.

The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information.

6.

The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

7.

The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

8.

The Committee shall review the post-audit or management letter (if one is issued) containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

9.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

10.	The Committee shall establish procedures for:

	(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

	(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.	The Committee shall provide oversight to related party transactions entered into by the Corporation.

B	Independent Auditors

1.

The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.

The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.

Except as set forth below, the Committee shall pre-approve all audit and non-audit services not prohibited by Canadian and United States securities laws and regulations to be provided by the external auditors.

4.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.	Prior to the audit, the Committee shall review the external auditors’ audit plan, including the scope, procedures, timing and staffing of the audit.

6.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.

The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.

8.	The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on a quarterly basis.

9.	The Committee shall directly review and approve the Corporation’s hiring of partners, employees and former partners and employees of the present and former auditors of the Corporation.

10.

The Committee shall ensure its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Corporation consistent with United States Independence Standards Board Standard 1.

C	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

FRONTEER DEVELOPMENT GROUP INC.

Procedures for Receipt of Complaints and Submissions
Relating to Accounting Matters

1.

The Corporation shall inform employees by e-mail that is disseminated to all employees at least annually, of the individual (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.

The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.

The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

FRONTEER DEVELOPMENT GROUP INC.

Procedures for Approval of Non-Audit Services

1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

	(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

	(b)	financial information systems design and implementation;

	(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

	(d)	actuarial services;

	(e)	internal audit outsourcing services;

	(f)	management functions;

	(g)	human resources;

	(h)	broker or dealer, investment adviser or investment banking services;

	(i)	legal services;

	(j)	expert services unrelated to the audit; and

	(k)	any other service that the Canadian Public Accountability Board, the United States Public Company Oversight Board or any other applicable regulatory authority determines is impermissible.

2.

In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non- audit services in accordance with the requirements set forth under the “de minimis exception” provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

3.

The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

This Audit Committee Charter was approved by the Board on the 11th day of December, 2007.

By order of the Board of Directors

FRONTEER DEVELOPMENT GROUP INC.

Signed /s/ Oliver Lennox King

Chairman

APPENDIX A
MEETING AGENDA ITEMS

	Q1	Q2	Q3	Q4
1. Committee Mandate • Review the mandate of the Committee annually including the accompanying pre-approval of audit and non-audit services policy, for submission to the Board of Directors	X
2. Interim Financial Reports • Review and approval of interim financial statements, MD&A and earnings press releases prior to their release to the public.	X	X	X
3. Annual Financial Reports • Review and approval for submission to the Board of Directors of annual financial statements, MD&A and earnings press releases prior to their release to the public.				X
            •  Discuss in detail the financial statement and the auditors’ report on the financial statement with the Chief Financial
                Officer and the external auditors. Review the post audit or management letter (if issued) containing the recommendations of the external auditors and management’s response and subsequent follow up to any identified
weaknesses				X
4.         Other Annual Financial Information
            •  Review the annual report and other annual public information documents (for example, the AIF, 40-F and MD&A)
                prior to release. Make recommendation to the board whether or not the same should be approved prior to be filed
with the appropriate regulatory authorities.				X
5. External Audit Terms of Reference and Planning • Review the terms of the engagement of the external auditors, and the audit plan and estimated fees for the current year.			X
• Review the final audit fee of the previous year and pre- approve the fees for the current year.			X
• Review the annual audit plan prior to the audit with the auditors.			X
6.          Internal Control Systems
             •  Review any internal control reports prepared by management and the evaluation of such reports by external auditors, together with management’s assessment of internal controls. Assess the integrity of internal controls
and financial reporting procedures of the Corporation and insure implementation of such controls and procedures.				X
             •  Periodically assess the adequacy of the Corporation’s procedures surrounding the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A, and interim earnings
press releases.			X
• Review the status of management’s response to the previous year’s Audit Findings letter from the external auditors and the	X

	Q1	Q2	Q3	Q4
Corporation responses to the issues raised.
• Enquire as to the proposed wording of the CEO and CFO quarterly and annual certifications filed with regulators and assess adequacy.	X	X	X	X
7.          Conduct of the Annual External Audit or Quarterly Review (if applicable)
              •   Discuss matters affecting the conduct of the audit or review and other corporate matters with
the external auditors. Provide for a private discussion with the auditors.				X
• Recommend to the Board of Directors the retention or replacement of the external auditors.				X
• set the compensation for external auditors and, provide oversight of the external auditors and ensure the external auditors report directly to the Committee.			X
• Resolve any disputes or disagreements between management and the external auditors regarding financial reporting.	X	X	X	X
• Directly review and approve the Corporationﾒs hiring of partners and other professionals in respect of audit and non- audit services.	X	X	X	X
• Review the fees paid to the external auditors and other professionals in respect of audit and non-audit services.	X	X	X	X
8. Policy Review • Review the Corporations Whistle Blower Policy.	X
• Review and assess the adequacy of the Corporationﾒs Disclosure controls and Procedures Policy.			X
• Review and assess the adequacy of the Corporations Code of Ethics and any separate ethics standard for senior management. Discuss with Senior Management any known breach of the Code of Ethics.			X
9. External Auditor Services • Pre-approve audit and non-audit services to be provided by the Corporation's external auditors;				X
• Monitor and assess the relationship between management and the external auditors. Support and assure independence and objectivity of external auditors.	X	X	X	X
              •   The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian
                   GAAP that were discussed with management, their ramifications, and the external auditors'
                   preferred treatment and material written communications between the Corporation and the
external auditors.				X

	Q1	Q2	Q3	Q4
             •   The Committee shall ensure its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Corporation
consistent with United States Independence Standards Board Standard 1				X
10. Risk Exposures • Review significant risk exposures with management and external auditors, both internal and external and assess steps management has taken to minimize such risks.				X
11. Related Party Transactions • Review related party transactions and provide oversight as appropriate.	X	X	X	X
12. Review of Complaint Submissions • Review of any complaints relating to Accounting Matters received by the Complaints Officer. Here a report from the Complaints Officer.	X	X	X	X